UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐       No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐       No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the for the period ended on September 30, 2021, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2021, presented on comparative basis

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2021, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 43 started on January 1, 2021

Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires

Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of September 30, 2021

Shares				Capital Stock
				Subscribed in	Integrated in
Quantity	Class	N.V. $	Votes per share	thousands of $	thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2021	12/31/2020
ASSETS
Cash and due from banks	1.8 and 4	32,725,287	50,229,140
Cash		9,551,269	17,520,373
Financial institutions and correspondents		23,053,359	32,500,143
Argentine Central Bank		21,429,534	26,876,190
Other local and financial institutions		1,623,825	5,623,953
Others		120,659	208,624
Debt Securities at fair value through profit or loss	1.8, 4, 6.1 and A	9,583,437	13,520,353
Derivatives	6.2 and 4	140,793	197,143
Reverse Repo transactions	6.3 and 4	52,252,521	30,616,581
Other financial assets	1.8, 6.4 and 4	7,495,439	5,867,743
Loans and other financing	4,6.5 and B	143,515,155	145,141,140
To the non-financial public sector		45,866	32,226
To the financial sector		55,393	16,520
To the Non-Financial Private Sector and Foreign residents		143,413,896	145,092,394
Other debt securities	4, 6.6 and A	82,395,098	56,514,522
Financial assets pledged as collateral	4 and 6.7	7,389,039	6,717,697
Deferred income tax assets		797,074	-
Investments in equity instruments	4 and A	174,027	159,320
Property, plant and equipment	F	9,650,529	9,728,995
Investment property	F	8,208,860	8,214,661
Intangible assets	G	9,488,693	9,289,223
Deferred income tax assets		2,755,217	4,137,202
Other non-financial assets	6.8	1,977,878	1,852,876
Inventories	6.9	129,912	97,190
TOTAL ASSETS		368,678,959	342,283,786

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2021	12/31/2020
LIABILITIES
Deposits	4, 6.10 and H	279,767,285	244,663,820
Non-financial public sector		17,934,449	10,835,091
Financial sector		40,106	78,636
Non-financial private sector and foreign residents		261,792,730	233,750,093
Liabilities at fair value through profit or loss	4 and 6.11	1,461,641	2,741,904
Derivatives	6.15	-	2,732
Other financial liabilities	4 and 6.12	12,195,278	10,312,500
Financing received from the Argentine Central Bank and other financial institutions	4 and 6.13	7,821,093	8,013,972
Unsubordinated debt securities	4 and 10.4	1,281,075	5,788,866
Current income tax liabilities		-	1,764,384
Subordinated debt securities	4 and 10.4	1,280,653	1,561,963
Provisions	6.14	654,863	932,809
Deferred income tax liabilities		22,111	57,529
Other non-financial liabilities	6.16	15,265,986	16,635,034
TOTAL LIABILITIES		319,749,985	292,475,513

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		39,523,551	39,523,551
Capital Adjustments		4,234,509	4,234,509
Reserve		4,206,130	-
Retained earnings		(309,459)	-
Other comprehensive income		956,472	1,190,023
Net income for the period		(178,183)	4,363,698
Shareholders' Equity attributable to owners of the parent company		48,889,742	49,768,503
Shareholders' Equity attributable to non-controlling interests		39,232	39,770
TOTAL SHAREHOLDERS' EQUITY		48,928,974	49,808,273
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		368,678,959	342,283,786

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

		Nine-month period ended on		Three-month period ended on
	Notes	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Interest income	6.17	70,276,522	66,212,844	24,266,578	22,667,905
Interest expenses	6.18	(41,120,616)	(27,962,262)	(14,615,920)	(9,876,460)
Net interest income		29,155,906	38,250,582	9,650,658	12,791,445
Service fee income	6.20	11,281,882	11,813,269	3,844,508	3,895,802
Service fee expenses	6.21	(3,428,099)	(3,485,577)	(1,160,518)	(1,241,991)
Income from insurance activities	8	1,512,283	1,696,480	475,368	498,645
Net Service Fee Income		9,366,066	10,024,172	3,159,358	3,152,456
Subtotal		38,521,972	48,274,754	12,810,016	15,943,901
Net income from financial instruments (NIFFI) at fair value through profit or loss	6.19	6,197,485	3,228,752	1,872,173	1,628,127
Result from assets withdrawals rated at amortized cost		63,000	529,142	(13,680)	405,042
Exchange rate difference on gold and foreign currency		581,041	1,051,158	191,547	397,717
Subtotal		6,841,526	4,809,052	2,050,040	2,430,886
Other operating income	6.22	3,668,288	4,217,427	1,159,732	1,371,701
Result from exposure to changes in the purchasing power of the currency		(5,638,672)	(4,129,218)	(1,620,319)	(1,574,674)
Loan loss provisions		(5,131,799)	(10,605,710)	(1,435,473)	(4,152,308)
Net operating income		38,261,315	42,566,305	12,963,996	14,019,506
Personnel expenses	6.23	17,450,363	18,630,932	5,524,344	6,353,297
Administration expenses	6.24	10,396,078	10,296,334	3,573,346	3,403,883
Depreciations and impairment of non-financial assets	6.25	2,842,208	2,426,930	947,500	836,334
Other operating expenses	6.26	7,509,397	6,824,375	2,604,368	2,230,044
Operating income		63,269	4,387,734	314,438	1,195,948
Income before taxes from continuing operations		63,269	4,387,734	314,438	1,195,948
Income tax		241,743	875,456	374,797	17,501
Net income for the period		(178,474)	3,512,278	(60,359)	1,178,447
Net income for the period attributable to owners of the parent company		(178,183)	3,510,070	(60,182)	1,177,806
Net income for the period attributable to non-controlling interests		(291)	2,208	(177)	641

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period ended September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
Item	09/30/2021	09/30/2020	09/30/2021	09/30/2020
NUMERATOR
Net income for the period attributable to owners of the parent company	(178,183)	3,510,070	(60,359)	1,177,805
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(178,183)	3,510,070	(60,359)	1,177,805

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	(0.39)	7.69	(0.13)	2.58
Diluted Income per share	(0.39)	7.69	(0.13)	2.58

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Net income for the period	(178,474)	3,512,278	(60,359)	1,178,447
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluations of the period of property, plant and equipment and intangibles	(48,148)	-	-	-
Revaluations of property, plant and equipment and intangibles	(1,634)	-	-	-
Income tax	(46,514)	-	-	-
Net income from equity instrument at fair value through changes in other comprehensive income	(20,950)	(1,933)	(54,609)	(738)
Income for the period from equity instrument at fair value through other comprehensive income	(29,928)	(2,762)	(63,587)	(1,057)
Income tax	8,978	829	8,978	319
Total Other Comprehensive Income not to be reclassified to profit or loss	(69,098)	(1,933)	(54,609)	(738)
Components of Other Comprehensive Income to be reclassified to profit or loss
Net income from financial instrument at fair value through changes in other comprehensive income	(164,700)	541,259	208,505	(17,309)
Loss for the period from financial instrument at fair value through other comprehensive income	(216,455)	660,530	355,191	(81,770)
Income tax	51,755	(119,271)	(146,686)	64,461
Total Other Comprehensive Income to be reclassified to profit or loss	(164,700)	541,259	208,505	(17,309)
Total Other Comprehensive Income	(233,798)	539,326	153,896	(18,047)
Other comprehensive income attributable to owners of the parent company	(233,551)	538,774	153,750	(18,028)
Other comprehensive income attributable to non-controlling interests	(247)	552	146	(19)
Total Comprehensive Income	(412,272)	4,051,604	93,537	1,160,400
Total comprehensive income attributable to owners of the parent company	(411,734)	4,048,844	93,568	1,159,777
Total comprehensive income attributable to non-controlling interests	(538)	2,760	(31)	623

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2020	456,722	4,234,509	39,523,551	-	-	4,673,157	810,239	70,325	49,768,503	39,770	49,808,273
Adjustment to Prior Year Income				-		(309,459)		309,459	-		-
Balance at December 31, 2020	456,722	4,234,509	39,523,551	-	-	4,363,698	810,239	379,784	49,768,503	39,770	49,808,273
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	482,562	3,723,568	(4,206,130)	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(467,027)	-	-	(467,027)	-	(467,027)
Net Income for the period	-	-	-	-	-	(178,183)	-	-	(178,183)	(291)	(178,474)
Other comprehensive income for the period	-	-	-	-	-	-	(48,100)	(185,451)	(233,551)	(247)	(233,798)
Balance at September 30, 2021	456,722	4,234,509	39,523,551	482,562	3,723,568	(487,642)	762,139	194,333	48,889,742	39,232	48,928,974

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Balance at December 31, 2019	456,722	4,234,510	45,573,657	262,003	19,242,793	(24,828,936)	151,710	9,415	45,101,874	35,915	45,137,789
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	7,256,136	(7,256,136)	-	-	-	-	-
Dividend distribution	-	-	-	-	(711,600)	-	-	-	(711,600)	-	(711,600)
Net Income for the period	-	-	-	-	-	3,510,070	-	-	3,510,070	2,208	3,512,278
Other comprehensive income for the period	-	-	-	-	-	-	-	538,774	538,774	552	539,326
Balance at September 30, 2020	456,722	4,234,510	45,573,657	262,003	25,787,329	(28,575,002)	151,710	548,189	48,439,118	38,675	48,477,793

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2021	09/30/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net income / (loss) for the period before Income Tax	63,269	4,387,734

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	2,842,208	2,426,930
Loan loss provisions	5,131,799	10,605,710
Other adjustments
- Exchange rate difference on gold and foreign currency	(581,041)	(1,051,158)
- Interests from loans and other financing	(70,276,522)	(66,212,844)
- Interests from deposits and financing received	41,120,616	27,962,262
- Net income from financial instruments at fair value through profit or loss	(6,197,485)	(3,228,752)
- Result from derecognition of financial assets measured at amortized cost	(63,000)	(529,142)
- Result from exposure to changes in the purchasing power of the currency	5,638,672	4,129,218
- Interest on liabilities for financial leases	197,381	200,158
- Allowances reversed	(1,162,496)	(657,454)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	8,668,746	27,805
Derivatives	56,350	309,381
Reverse Repo transactions	(21,635,940)	(33,634,922)
Loans and other financing
To the non-financial public sector	(13,640)	(124,530)
To the other financial entities	(38,873)	94,538
To the non-financial sector and foreign residents	67,985,717	71,503,982
Other debt securities	(25,880,576)	(58,063,728)
Financial assets pledged as collateral	(671,342)	2,068,436
Investments in equity instruments	-	(106,337)
Other assets (*)	(2,501,245)	(4,989,460)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	7,099,358	2,172,079
Financial sector	(38,530)	(31,694)
Private non-financial sector and foreign residents	(13,077,979)	63,687,298
Liabilities at fair value through profit or loss	(1,280,263)	(65,151)
Derivatives	(2,732)	-
Repo transactions	-	(596,316)
Other liabilities (*)	1,104,323	(2,493,851)
Income Tax paid	(1,451,393)	(1,475,085)

Net cash (used in) / provided by operating activities (A)	(4,964,618)	16,315,107

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(2,296,269)	(2,338,881)
Purchase of liability or equity instruments issued by other entities	(14,707)	-

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2021	09/30/2020
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	380,167	71,030

Net cash used in investing activities (B)	(1,930,809)	(2,267,851)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,991,342)	(2,083,008)
Unsubordinated debt securities	(6,577,562)	(9,051,376)
Financing received from Argentine Financial Institutions	(29,844,083)	(27,831,011)
Subordinated debt securities	(281,310)	(2,394,724)
Dividends paid	(467,027)	(711,600)

Collections:
UnSubordinated debt securities	2,069,771	4,046,289
Financing received from Argentine Financial Institutions	29,651,204	22,677,654

Net cash used in financing activities (C)	(7,440,349)	(15,347,776)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	10,980,591	3,754,372

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(3,355,185)	2,453,852
Cash and cash equivalents at the beginning of the year (NOTE 1.8)	54,052,534	52,193,936
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(15,290,589)	(6,246,717)
Cash and cash equivalents at the end of the year (NOTE 1.8)	35,406,760	48,401,071

(*) In the items “Other assets” and “Other liabilities” were eliminated 931,222 corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Futuros del Sur S.A. and Easy Cambio S.A..

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on November 17, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

If IFRS 9 has been applied on debt debt instruments of the Non-Financial Public Sector, a net reduction of income tax of 75 million and 388 million would have been recorded in the Group's equity as of September 30, 2021 and December 31, 2020 , respectively.

(ii)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. (See note 1.1.1)

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2020 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.1.1	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 7181 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “C” group Companies until January 1, 2022,a category that includes IUDÚ Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 1,378.5 million and 1,164.6 million would have been recorded in the shareholders ´equity as of September 30, 2021 and December 31, 2020 respectively.

	09/30/2021	12/31/2020
Provisions recorded in financial statements	9,925,428	10,723,610
Provisions pursuant to section 5.5 of IFRS 9	11,763,720	12,387,235
Difference (*)	1,838,292	1,663,625

(*) These balances do not include the effect of income tax

1.2. Preparation basis

These consolidated condensed interim financial statements have been prepared in acoordance whith the accounting framework established by B.C.R.A. described in Note 1.2.4.

The Gruop´s Board has concluded that these consolidated condensed interim financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the year. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these consolidated condensed interim financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2	Measuring unit – IAS 29 (Financial reporting in hyperinflationary economies)

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of September 30, 2021.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.3	Comparative information

The balances for the year ended December 31, 2020 and for the six-month period ended September 30, 2020 that are disclosed in these condensed interim financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of September 30, 2021.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of September 30, 2020 and December 31, 2020 in order to record them in homogeneous currency.

(ii)	Recognition of an adjustment to prior year income of 309,459 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021. For comparative purposes, balances were adjusted as of September 30, 2020.

1.2.4	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on September 30, 2021:

(a)            Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period. Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year. Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

(b)            Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification. Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR). IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The Group considers that such changes have no significant effect in its financial statements.

(c)            Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods. IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification. Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions. If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

The Group considers that such changes have no significant effect in its financial statements.

The following sets forth changes that have not become in force as of September 30, 2021:

(a)            Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)            IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(c)            Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

Effective date

All amendments will become effective on January 1, 2022. Early application is allowed.

The Group is evaluating the impact of the application of this new standard.

(d)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

1.3 Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)	a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)	the temporal value of money; and
(c)	the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

•   If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

•   If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

•   If the financial instrument contains credit impairment, it is moved to “Stage 3”.

•   For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•   A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

•   Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Bank for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2020.

1.3.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

	September 30, 2021
	ECL Staging
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Overdrafts	21,645,046	231,907	279,276	22,156,229
Documents	29,774,441	442,644	169,941	30,387,026
Mortgage loans	12,541,280	682,218	710,943	13,934,441
Pledge loans	2,635,048	346,935	250,890	3,232,873
Personal loans	23,469,451	2,962,686	2,160,941	28,593,078
Individuals and Business	18,713,528	2,412,991	1,150,408	22,276,927
Consumer finance	4,755,923	549,695	1,010,533	6,316,151
Credit cards	52,959,931	3,564,292	1,429,783	57,954,006
Individuals and Business	44,912,277	3,100,394	411,131	48,423,802
Consumer finance	8,047,654	463,898	1,018,652	9,530,204
Financial Lease	4,513,327	241,204	404,666	5,159,197
Others	29,552,234	3,725,706	4,999,837	38,277,777
Total	177,090,758	12,197,592	10,406,277	199,694,627

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

•	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period, and the resulting “increase” between ECL at 12 months and Lifetime;

•	Additional assignments for new financial instruments recognized during the period, as well as write-offs for withdrawn financial instruments;

•	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period, resulting from the regular updating of model inputs;

•	Impact on the measurement of ECL as a result of changes in models and assumptions;

•	Impact resulting from time elapsing as a consequence of the current value updating;

•	Conversion to local currency for foreign-currency-denominated assets and other movements; and

•	Financial assets withdrawn during the period and application of provisions related to assets withdrawn from the balance sheet during the period.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Allowances for loan losses as of 12/31/2020	1,710,585	2,275,222	6,725,978	10,711,785
Transfers:
From Stage 1 to Etapa 2	(73,530)	349,476	-	275,946
From Stage 1 to Etapa 3	(37,747)	-	1,246,555	1,208,808
From Stage 2 to Etapa 3	-	(198,071)	792,513	594,442
From Stage 2 to Etapa 1	73,705	(268,440)	-	(194,735)
From Stage 3 to Etapa 2	-	24,297	(270,024)	(245,727)
From Stage 3 to Etapa 1	7,346	-	(198,303)	(190,957)
Net changes	853,116	(114,492)	(455,046)	283,578
Withdrawn financial assets	(914,582)	(608,853)	(1,234,277)	(2,757,712)
Exchange Differences and Others	48,545	17,099	174,356	240,000
Allowances for loan losses as of 09/30/2021	1,667,438	1,476,238	6,781,752	9,925,428

* IUDÚ Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Assets Before Allowances as of 12/31/2020	132,098,070	13,488,218	10,266,637	155,852,925
Transfers:
From Stage 1 to Etapa 2	(2,331,918)	2,331,918	-	-
From Stage 1 to Etapa 3	(1,434,943)	-	1,434,943	-
From Stage 2 to Etapa 3	-	(777,346)	777,346	-
From Stage 2 to Etapa 1	2,494,024	(2,494,024)	-	-
From Stage 3 to Etapa 2	-	251,573	(251,573)	-
From Stage 3 to Etapa 1	413,110	-	(413,110)	-
Net changes	949,707	(1,644,811)	(461,064)	(1,156,168)
Withdrawn financial assets	(914,582)	(608,853)	(1,234,277)	(2,757,712)
Exchange Differences and Others	1,066,245	147,919	287,374	1,501,538
Assets Before Allowances as of 09/30/2021	132,339,713	10,694,594	10,406,276	153,440,583

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total as of September 30,
	Stage 1	Stage 2	Stage 3	2021
Promissory notes	29,774,441	442,644	169,941	30,387,026
Unsecured corporate loans	11,113,446	459,461	2,783,740	14,356,647
Overdrafts	8,112,382	130,634	279,276	8,522,292
Mortgage loans	12,541,280	682,218	710,943	13,934,441
Automobile and other secured loans	2,635,048	346,935	250,890	3,232,873
Personal loans	23,469,451	2,962,686	2,160,941	28,593,078
Credit card loans	21,645,859	2,163,340	1,429,783	25,238,982
Foreign Trade Loans	10,817,951	2,960,625	1,974,584	15,753,160
Other financings	4,824,498	268,338	110,876	5,203,712
Other receivables from financial transactions	2,892,030	36,509	130,636	3,059,175
Receivables from financial leases	4,513,327	241,204	404,666	5,159,197
Subtotal	132,339,713	10,694,594	10,406,276	153,440,583
Allowances for loan losses	(1,667,438)	(1,476,238)	(6,781,752)	(9,925,428)
Total	130,672,275	9,218,356	3,624,524	143,515,155

1.4 Critical accounting policies and estimates

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)            Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

b)            Allowances for loan losses and advances.

The Group recognizes the allowance for credit risks under the expected credit losses method included in IFRS 9. The most significant judgments of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to add relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions is determined in accordance with the weighted average of three internally developed macroeconomic scenarios that take into consideration the Bank's economic prospects derived from expected macroeconomic variables, which include inflation rate, monthly economic activity estimator, and private sector salary. A high degree of judgment is involved in making estimations that are highly subjective and very sensitive to risk factors.

Note 1.3 provides more detail of how the allowance for expected credit loss (ECL) is measured.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

c)            Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d)            Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.5 Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				09/30/2021			12/31/2020
			Principal		Direct and			Direct and
Company	Condition	Legal Adress (2)	Activity	Direct	Indirect		Direct	Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90	% (1)	97.10%	99.90	% (1)
IUDÚ Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%		5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	87.50%	99.99%		87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%		95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%		96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%		95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%		95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%		100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%		100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%		100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%		95.20%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	99.90%		100.00%	100.00%
Futuros del Sur S.A.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%		100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%		100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 09/30/21 and 12/31/2020 .

(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

1.6.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Regarding the financial statements as of September 30, 2021 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

	Financial		Due of principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type		Amount	Type		Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$	31,823	CP	VN$	1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$	32,522	CP	VN$	1,626
IUDÚ Compañia Financiera S.A	23	02/26/2021	12/17/2021	$920,000	VDF	VN$	736,000	CP	VN$	184,000
IUDÚ Compañia Financiera S.A	24	05/28/2021	04/15/2022	$699,000	VDF	VN$	559,200	CP	VN$	139,800

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

•	The purpose and design of the trust

•	Identification of relevant activities

•	Decision-making process on these activities

•	If the rights that the Group owns allow it to direct the relevant activities of the trust

•	If the Group is exposed, or is entitled to the variable results from its participation in said trust

•	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of September 30, 2021:

09/30/2021
Assets
Loans	852,525
Financial assets	86,556
Other assets	2,915
Total Assets	941,996
Liabilities
Financial liabilities	392,654
Other liabilities	8,532
Total Liabilities	401,186

Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

1.7.	Foreign currency translation

(a)            Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(b)            Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of September 30, 2021 and December 31, 2020 the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.8.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

Item	09/30/2021	12/31/2020	09/30/2020	12/31/2019
Cash and due from banks	32,725,287	50,229,140	42,646,382	49,229,965
Debt securities at fair value through profit or loss	1,267,949	2,559,201	2,399,920	1,059,998
Money Market Funds	1,413,524	1,264,193	3,354,769	1,903,973
Cash and cash equivalents	35,406,760	54,052,534	48,401,071	52,193,936

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	09/30/2021	12/31/2020	09/30/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	32,725,287	50,229,140	42,646,382	49,229,965
As per the Statement of Cash Flows	32,725,287	50,229,140	42,646,382	49,229,965
Debt securities at fair value through profit or loss
As per Statement of Financial Position	9,583,437	13,520,353	6,788,604	1,059,998
Securities not considered as cash equivalents	(8,315,488)	(10,961,152)	(4,388,684)	-
As per the Statement of Cash Flows	1,267,949	2,559,201	2,399,920	1,059,998
Money Market Funds
As per Statement of Financial Position – Other financial assets	7,495,439	5,867,743	10,116,827	3,938,882
Other financial assets not considered as cash	(6,081,915)	(4,603,550)	(6,762,058)	(2,034,909)
As per the Statement of Cash Flow	1,413,524	1,264,193	3,354,769	1,903,973

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Reconciliation of financing activities at September 30, 2021 and December 31,2020 is as follows:

	Balances at	Cash Flows		Other non-cash	Balances at
	12/31/2020	Collections	Payments	movements	09/30/2021
Items
Unsubordinated debt securities	5,788,866	2,069,771	(6,577,562)	-	1,281,075
Subordinated debt securities	1,561,963	-	(281,310)	-	1,280,653
Financing received from the Argentine Central Bank and other financial institutions	8,013,972	29,651,204	(29,844,083)	-	7,821,093
Lease Liabilities	1,618,429	-	(1,991,342)	1,703,519	1,330,606
Total	16,983,230	31,720,975	(38,694,297)	1,703,519	11,713,427

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Personal and Business Banking.

The Bank´s clients receive the following services:

• Personal and Business Banking Segment:

-      Small companies, individuals and companies that record anual sales of up to 100,000

-      “Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

• Corporate Baking Segment:

-      Megras that record anual sales over 700,000 up to 2,500,000

-      Big Companies, Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.

b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients,Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.

d-	Consumer Finance– Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U. and InvertirOnline S.A.U., Supervielle Asset Management S.A., Easy Cambio S.A. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different,

The following chart includes information by segment as of September 30, 2021 and 2020 and December 31, 2020:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09,30,2021
Interest income	20,801,572	12,925,584	32,083,963	5,529,396	723	5,193	(1,069,909)	70,276,522
Interest expenses	(10,975,142)	(2,012,121)	(26,683,401)	(2,499,189)	-	-	1,049,237	(41,120,616)
Distribution of results by Treasury	3,413,731	(6,085,587)	2,671,856	-	-	-	-	-
Net interest income	13,240,161	4,827,876	8,072,418	3,030,207	723	5,193	(20,672)	29,155,906
Services Fee Income	7,173,431	673,961	40,486	1,840,523	-	1,822,212	(268,731)	11,281,882
Services Fee Expenses	(2,353,429)	(227,404)	(107,332)	(737,249)	-	(92,841)	90,156	(3,428,099)
Income from insurance activities	-	-	-	-	1,311,847	-	200,436	1,512,283
Net Service Fee Income	4,820,002	446,557	(66,846)	1,103,274	1,311,847	1,729,371	21,861	9,366,066
Subtotal	18,060,163	5,274,433	8,005,572	4,133,481	1,312,570	1,734,564	1,189	38,521,972
Net income from financial instruments at fair value through profit or loss	-	-	5,211,988	249,270	387,724	264,306	84,197	6,197,485
Income from withdrawal of assets rated at amortized cost	-	-	84,443	-	-	-	(21,443)	63,000
Exchange rate difference on gold and foreign currency	198,184	57,888	179,138	12,819	460	66,140	66,412	581,041
NIFFI And Exchange Rate Differences	198,184	57,888	5,475,569	262,089	388,184	330,446	129,166	6,841,526
Result from exposure to changes in the purchasing power of the currency	1,143,747	(1,679,498)	(3,204,266)	(696,691)	(485,630)	(312,936)	(403,398)	(5,638,672)
Other operating income	1,517,085	1,485,935	155,332	536,811	10,650	53,814	(91,339)	3,668,288
Loan loss provisions	(3,074,981)	(466,943)	(189,726)	(1,400,149)	-	-	-	(5,131,799)
Net operating income	17,844,198	4,671,815	10,242,481	2,835,541	1,225,774	1,805,888	(364,382)	38,261,315
Personnel expenses	(12,474,170)	(1,308,678)	(751,043)	(1,803,084)	(376,795)	(699,775)	(36,818)	(17,450,363)
Administration expenses	(7,460,925)	(551,364)	(557,241)	(1,154,505)	(340,403)	(438,960)	107,320	(10,396,078)
Depreciations and impairment of non-financial assets	(2,220,291)	(208,555)	(142,270)	(142,672)	(32,204)	(32,393)	(63,823)	(2,842,208)
Other operating expenses	(3,267,935)	(1,369,838)	(1,895,906)	(793,790)	(9,397)	(140,848)	(31,683)	(7,509,397)
Operating income	(7,579,123)	1,233,380	6,896,021	(1,058,510)	466,975	493,912	(389,386)	63,269
Result from associates and joint ventures	-	-	-	3,660	-	-	(3,660)	-
Result before taxes	(7,579,123)	1,233,380	6,896,021	(1,054,850)	466,975	493,912	(393,046)	63,269
Income tax	2,627,547	(187,762)	(2,329,069)	(140,412)	(107,493)	(167,815)	63,261	(241,743)
Net income	(4,951,576)	1,045,618	4,566,952	(1,195,262)	359,482	326,097	(329,785)	(178,474)
Net income for the period attributable to owners of the parent company	(4,951,576)	1,045,618	4,566,952	(1,195,262)	359,482	326,097	(329,494)	(178,183)
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	(291)	(291)
Other comprehensive income	-	-	(241,148)	-	(1,062)	-	8,412	(233,798)
Other comprehensive income attributable to owners of the parent company	-	-	(241,148)	-	(1,062)	-	8,659	(233,551)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(247)	(247)
Comprehensive income for the period	(4,951,576)	1,045,618	4,325,804	(1,195,262)	358,420	326,097	(321,373)	(412,272)
Comprehensive income attributable to owners of the parent company	(4,951,576)	1,045,618	4,325,804	(1,195,262)	358,420	326,097	(320,835)	(411,734)
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	(538)	(538)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09,30,2021
Cash and due from banks	9,192,583	426,453	22,099,727	569,492	9,805	208,687	218,540	32,725,287
Debt securities at fair value through profit or loss	-	-	8,536,670	1,043,934	-	2,833	-	9,583,437
Loans and other financing	65,463,650	60,786,956	9,107,568	11,819,292	989,130	86,156	(4,737,597)	143,515,155
Other Assets	4,388,056	2,357,607	148,136,108	4,199,380	2,108,769	1,072,210	20,592,950	182,855,080
Total Assets	79,044,289	63,571,016	187,880,073	17,632,098	3,107,704	1,369,886	16,073,893	368,678,959

Liabilities by segments
Deposits	124,384,244	28,317,495	121,686,315	5,835,084	-	33,060	(488,913)	279,767,285
Financing received from the Argentine Central Bank and others financial institutions	9,053	-	7,278,914	4,893,127	-	-	(4,360,001)	7,821,093
Unsubordinated debt securities	13,721	8,819	1,258,535	-	-	-	-	1,281,075
Other liabilities	9,129,203	2,655,986	5,817,429	3,204,593	1,587,604	507,977	7,977,740	30,880,532
Total Liabilities	133,536,221	30,982,300	136,041,193	13,932,804	1,587,604	541,037	3,128,826	319,749,985

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09,30,2020
Interest income	22,998,615	13,398,927	25,676,894	4,466,440	1	52,606	(380,639)	66,212,844
Interest expenses	(8,084,927)	(1,175,577)	(17,820,185)	(1,320,918)	-	-	439,345	(27,962,262)
Distribution of results by Treasury	4,492,941	(6,744,331)	2,251,390	-	-	-	-	-
Net interest income	19,406,629	5,479,019	10,108,099	3,145,522	1	52,606	58,706	38,250,582
Services Fee Income	7,840,761	727,372	48,292	1,908,953	-	1,564,178	(276,287)	11,813,269
Services Fee Expenses	(2,473,306)	(199,830)	(44,427)	(737,192)	-	(48,144)	17,322	(3,485,577)
Income from insurance activities	-	-	-	-	1,467,517	-	228,963	1,696,480
Net Service Fee Income	5,367,455	527,542	3,865	1,171,761	1,467,517	1,516,034	(30,002)	10,024,172
Subtotal	24,774,084	6,006,561	10,111,964	4,317,283	1,467,518	1,568,640	28,704	48,274,754
Net income from financial instruments at fair value through profit or loss	-	-	2,336,367	138,025	386,571	173,169	194,620	3,228,752
Income from withdrawal of assets rated at amortized cost	-	-	529,142	-	-	-	-	529,142
Exchange rate difference on gold and foreign currency	442,269	57,578	333,157	34,436	(117)	63,112	120,723	1,051,158
NIFFI And Exchange Rate Differences	442,269	57,578	3,198,666	172,461	386,454	236,281	315,343	4,809,052
Result from exposure to changes in the purchasing power of the currency	(144,145)	291,923	(2,614,311)	(1,076,791)	(377,781)	(186,059)	(22,054)	(4,129,218)
Other operating income	1,229,758	2,351,862	187,099	429,258	11,161	34,440	(26,151)	4,217,427
Loan loss provisions	(4,035,454)	(5,403,687)	31,638	(1,198,207)	-	-	-	(10,605,710)
Net operating income	22,266,512	3,304,237	10,915,056	2,644,004	1,487,352	1,653,302	295,842	42,566,305
Personnel expenses	(13,874,670)	(1,248,968)	(796,487)	(1,808,902)	(310,555)	(453,208)	(138,142)	(18,630,932)
Administration expenses	(7,441,641)	(508,525)	(465,482)	(1,217,980)	(226,818)	(409,571)	(26,317)	(10,296,334)
Depreciations and impairment of non-financial assets	(1,939,079)	(148,231)	(108,892)	(137,839)	(20,878)	(8,191)	(63,820)	(2,426,930)
Other operating expenses	(3,976,675)	(1,506,016)	(599,075)	(612,164)	(413)	(103,141)	(26,891)	(6,824,375)
Operating income	(4,965,553)	(107,503)	8,945,120	(1,132,881)	928,688	679,191	40,672	4,387,734
Result from associates and joint ventures	-	-	-	8,917	-	-	(8,917)	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 09,30,2020
Result before taxes from continuing operations	(4,965,553)	(107,503)	8,945,120	(1,123,964)	928,688	679,191	31,755	4,387,734
Income tax	1,177,454	499,906	(2,688,480)	239,410	(316,726)	(242,847)	455,827	(875,456)
Net income	(3,788,099)	392,403	6,256,640	(884,554)	611,962	436,344	487,582	3,512,278
Net income for the period attributable to owners of the parent company	(3,788,099)	392,403	6,256,640	(884,554)	611,962	436,344	485,374	3,510,070
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	2,208	2,208
Other comprehensive income	154,684	109,153	275,490	-	-	-	(1)	539,326
Other comprehensive income attributable to owners of the parent company	154,684	109,153	275,490	-	-	-	(553)	538,774
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	552	552
Comprehensive income for the period	(3,633,415)	501,556	6,532,130	(884,554)	611,962	436,344	487,581	4,051,604
Comprehensive income attributable to owners of the parent company	(3,633,415)	501,556	6,532,130	(884,554)	611,962	436,344	484,821	4,048,844
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	2,760	2,760

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12,31,2020
Cash and due from banks	16,908,406	730,625	31,896,651	330,289	2,980	574,319	(214,130)	50,229,140
Debt securities at fair value through profit or loss	-	-	12,089,569	1,417,290	-	13,494	-	13,520,353
Loans and other financing	71,868,637	57,851,545	7,975,353	10,057,497	810,883	67,661	(3,490,436)	145,141,140
Other Assets	11,736,301	11,401,021	81,409,934	4,209,702	1,718,589	1,271,282	21,646,324	133,393,153
Total Assets	100,513,344	69,983,191	133,371,507	16,014,778	2,532,452	1,926,756	17,941,758	342,283,786

Liabilities by segments

Deposits	128,513,184	22,166,370	89,293,121	4,882,031	-	28,978	(219,864)	244,663,820
Financing received from the Argentine Central Bank and others financial institutions	20,559	-	7,936,406	3,469,062	-	-	(3,412,055)	8,013,972
Unsubordinated debt securities	32,727	17,240	5,738,899	-	-	-	-	5,788,866
Other liabilities	10,246,269	2,839,869	8,085,690	2,764,703	1,173,907	742,469	8,155,948	34,008,855
Total Liabilities	138,812,739	25,023,479	111,054,116	11,115,796	1,173,907	771,447	4,524,029	292,475,513

3.     INCOME TAX

Law 27,451 has recently been enacted, which mainly establishes the following accounting impacts

(a)	Article 27 of the Law stipulates that the inflation adjustment, positive or negative, corresponding to the first and second fiscal year beginning on January 1, 2019, should allocate a sixth (1/6) in that fiscal period and the remaining five sixth (5/6), in equal parts, in the next five (5) immediate fiscal periods.

In turn, it is clarified that said provision does not preclude the allocation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law.

(b)	Article 48 of the Law 27,451 establishes that until the fiscal years beginning as of January 1, 2021 inclusive, the tax rate will be thirty percent (30%) -Dividends or distributed profits will be 7%.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following is a reconciliation between the income tax charged to income as of September 30,2021, that which would result from applying the current tax rate on the accounting profit:

09/30/2021
Income before taxes	63,269
Tax rate	21%
Income for the year at tax rate	13,286
Permanent differences at tax rate:
- Deductible investments	(288,750)
- Tax inflation adjustment	341,199
- Adjustment	26,496
- Deferred income tax	139,601
- Non-deductible results	9,911
Income tax	241,743

3.1	Deferred tax

The net position of the deferred tax is as follows:

09/30/2021
Deferred tax assets	2,755,217
Deferred tax liability	(22,111)
Net assets by deferred tax	2,733,106

Deferred tax assets / (liabilities) are summarized as follows:

Items	Balance at 12/31/2020	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 09/30/2021
Shelters	127,838	46,525	-	174,363
Organization and development expenses	(320,943)	(216,210)	-	(537,153)
Intangible assets	(1,207,281)	9,082	-	(1,198,199)
Investments	(58,891)	81	-	(58,810)
Others	(9,390)	(17,004)	-	(26,394)
Retirement plans	158,652	56,872	-	215,524
Forecasts of eventual commitments	7,130	(9)	-	7,121
Loan Loss Reserves	2,655,731	(300,135)	-	2,355,596
Property, plant and equipment	(1,691,250)	(1,947,890)	47,086	(3,592,054)
Shareholding	(863)	511	-	(352)
Foreign Currency	(58,725)	61,497	(63,177)	(60,405)
Sale and replacement	52,200	(2,616)	-	49,584
Provisions	168,843	23,277	-	192,120
Loan origination costs	1,285	-	-	1,285
Right to use leased assets	404,607	61,105	-	465,712
Staff rewards	125,077	(30,074)	-	95,003
Inflation adjustment credit	3,455,544	(223,969)	-	3,231,575
Bankruptcies	270,108	1,148,482	-	1,418,590
Total	4,079,672	(1,330,475)	(16,091)	2,733,106

The net position of the deferred tax is as follows:

09/30/2021
Deferred taxes to be recovered in more than 12 months	3,869,320
Deferred taxes to be recovered in 12 months	2,715,618
Subtotal – Deferred tax assets	6,584,938
Deferred taxes to be paid in more than 12 months	3,818,616
Deferred taxes to be paid in 12 months	33,216
Subtotal – Deferred tax liabilities	3,851,832
Total Net Assets by deferred Tax	2,733,106

According to the analysis carried out by the Group, it is considered that the assets detailed above meet the requirements to consider them recoverable and thus carry out the corresponding recognition.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.2	Income tax - Deferred tax

In June 2021, a law was enacted that establishes a new tiered aliquot structure for income tax with three segments based on the level of accumulated net taxable income. The new aliquots are:

-25% for accumulated net taxable income of up to AR$ 5 million;

-30% for the second tax bracket, which is for net taxable income of up to AR$ 50 million;

-35% for net taxable income of more than AR$ 50 million.

Said modification will be applicable for fiscal years beginning on or after January 1, 2021.

4.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of Septiembre 30, 2021 and December 31, 2020:

Instrument portfolio as of 09/30/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	9,512,049	71,388	-
- Derivatives	140,793	-	-
- Other financial assets	5,919,996	-	-
- Other debt securities	8,542,499	65,139,039	-
- Financial assets pledged as collateral	7,031,907		-
- Investments in Equity Instruments	110,209	63,818	-
Total Assets	31,257,453	65,274,245	-
Liabilities
- Liabilities at fair value through profit or loss	1,461,641	-	-
- Other financial liabilities	11,200,513	-	-
Total Liabilities	12,662,154	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Instrument portfolio as of 12/31/2020	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	13,192,790	327,563	-
- Derivatives	197,143	-	-
- Other financial assets	4,666,170	-	-
- Other debt securities	8,701,205	38,596,914	-
- Financial assets pledged as collateral	6,419,886	-	-
- Investments in Equity Instruments	119,048	40,272	-
Total Assets	33,296,242	38,964,749	-
Liabilities
- Liabilities at fair value through profit or loss	2,741,904	-	-
- Derivatives	2,732	-	-
- Other financial liabilities	10,034,399	-	-
Total Liabilities	12,779,035	-	-

According to IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement on a proportional basis during the duration of the instrument. As of September 30, 2021, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2021 and December 31, 2020 :

Other Financial Instruments as of 09/30/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	32,725,287	32,725,287	32,725,287	-	-
-Other financial assets	1,575,443	1,575,443	1,575,443	-	-
-Loans and other financing	143,515,155	154,277,497	-	-	154,277,497
- Repo transactions	52,252,521	52,252,521	52,252,521		-
- Other Debt Securities	8,713,560	8,713,560	8,713,560	-	-
-Financial assets in as guarantee	357,132	357,132	357,132	-	-
	239,139,098	249,901,440	95,623,943	-	154,277,497
Financial Liabilities
-Deposits	279,767,285	281,362,374	-	-	281,362,374
- Other financial liabilities	994,765	994,765	994,765	-	-
-Financing received from the BCRA and other financial institutions	7,821,093	8,104,979	-	-	8,104,979
- Unsubordinated debt securities	1,281,075	1,281,075	1,281,075	-	-
- Subordinated debt securities	1,280,653	1,329,317	1,329,317	-	-
	291,144,871	293,072,510	3,605,157	-	289,467,353

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	50,229,140	50,229,139	50,229,139	-	-
-Other financial assets	1,201,573	1,201,573	1,201,573	-
-Loans and other financing	145,141,140	153,943,899	-	-	153,943,899
- Repo transactions	30,616,581	30,616,581	30,616,581	-	-
- Other Debt Securities	9,216,403	9,216,403	9,216,403	-	-
-Financial assets pledged as collateral	297,811	297,811	297,811	-	-
	236,702,648	245,505,406	91,561,507	-	153,943,899
Financial Liabilities
-Deposits	244,663,820	245,594,196	-	-	245,594,196
-Other financial liabilities	278,101	278,101	278,101	-	-
-Finances received from the BCRA and other financial institutions	8,013,972	7,679,252	-	-	7,679,252
- Unsubordinated debt securities	5,788,866	5,788,866	5,788,866	-	-
- Subordinated debt securities	1,561,963	1,632,940	1,632,940	-	-
	260,306,722	260,973,355	7,699,907	-	253,273,448

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr, Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of September 30, 2021 and December 31, 2020 amounts to the 35,12% and 35,12% respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

6.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

6.1 Debt securities at fair value through profit or loss

	09/30/2021	12/31/2020
Goverment securities	8,506,713	12,140,828
Corporate securities	450,702	550,120
Securities issued by the Argentine Central Bank	626,022	829,405
	9,583,437	13,520,353

6.2 Derivatives

Debtor balances related to forward operations in foreign currency to be settled in pesos	132,472	196,418
Debtor balances related to forward operations in foreign currency	8,321	725
	140,793	197,143

6.3 Repo Trasactions

Financial debtors for active repos of government securities	3,196,647	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	48,842,501	30,542,322
Accrued interest receivable for active repos	213,373	74,259
	52,252,521	30,616,581

6.4 Other financial assets

Participation Certificates in Financial Trusts	98,615	55,954
Investments in Asset Management and Other Services	1,751,239	2,094,069
Other investments	360,741	733,662
Receivable from spot sales peading settlament	3,772,848	1,476,741
Several debtors	901,051	1,139,668
Miscellaneous debtors for credit card operations	566,176	279,133
Miscellaneous debtors for collections	44,769	88,516
	7,495,439	5,867,743

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.5 Loans and other financing

To the non-financial public sector	45,866	32,226
To the financial sector	55,393	16,520
Overdrafts	8,490,629	3,416,089
Promisory notes	41,309,892	42,967,533
Mortgage loans	13,694,591	14,261,044
Automobile and other secured loans	3,076,697	2,435,052
Personal loans	27,347,094	27,975,582
Credit cards loans	24,421,541	26,150,856
Foreign trade Loans	12,885,921	13,501,735
Receivables from financial leases	4,858,903	3,959,604
Others	7,328,628	10,424,899
	143,515,155	145,141,140

6.6 Other debt securities

Debt securities	149,305	-
Goverment securities	18,794,309	17,912,618
Securities issued by the Argentine Central Bank	63,451,403	38,596,914
Others	81	4,990
	82,395,098	56,514,522

6.7 Financial assets pledged as collateral

Special guarantees accounts in the Argentine Central Bank	5,625,738	5,082,176
Deposits in guarantee	1,763,301	1,635,521
	7,389,039	6,717,697

6.8 Other non-financial assets

Other Miscellaneous assets	851,336	826,817
Loans to employees	131,847	322,206
Payments in advance	874,004	440,947
Works of art and collector's pieces	44,297	44,296
Retirement insurance	61,046	196,195
Other non-financial assets	15,348	22,415
	1,977,878	1,852,876

6.9 Inventories

Electronics	132,432	77,082
Home and Health care	-	22,064
Tools and Workshop Equipment	-	355
Obsolescence Reserve	(2,520)	(2,311)
	129,912	97,190

6.10 Deposits

Non-financial sector	17,934,449	10,835,091
Financial sector	40,106	78,636
Current accounts	28,134,631	26,485,953
Savings accounts	124,867,707	137,571,115
Non-financial sector	103,554,345	65,001,847
	5,236,047	4,691,178
	279,767,285	244,663,820

6.11 Liabilities at fair value through profit and loss

Liabilities for transactions in local currency	1,357,995	2,741,904
Liabilities for transactions in foreign currency	103,646	-
	1,461,641	2,741,904

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.12 Other financial liabilities

Amounts payable for spot transactions pending settlement	3,679,431	1,866,108
Collections and other operations on behalf of third parties	6,759,063	6,782,344
Fees accrued to pay	4,003	7,427
Financial guarantee contracts	11,856	27,161
Liabilities associated with the transfer of financial assets not derecognised	406,397	-
Lease liability	1,330,606	1,618,429
Others	3,922	11,031
	12,195,278	10,312,500

6.13 Financing received from the Argentine Central Bank and other financial institutions

Financing received from local financial institutions	882,423	883,661
Financing received from international institutions	6,938,670	7,130,311
	7,821,093	8,013,972

6.14 Provisions

Provisions for unutilized balances	395,075	637,739
Eventual commitments	247,599	283,245
Other contingencies	12,189	11,825
	654,863	932,809

6.15 Derivative

Credit balances related to foreign currency forward transactions payable in pesos	-	2,732
	-	2,732

6.16 Other non-financial liabilities

Payroll and social securities	6,107,089	7,533,964
Sundry creditors	5,197,115	5,013,734
Tax payable	2,909,545	2,468,609
Planned payment orders pending settlement	819,897	1,225,512
Revenue from contracts with customers	177,259	258,392
Contribution to the deposit guarantee fund	35,348	127,184
Others non- financial liabilities	19,733	7,639
	15,265,986	16,635,034

6.17 Interest income

	Nine-month period ended on		Three-month period ended on
	09/30/2021	09/30/2020	09/30/2021	09/30/2021
Interest on overdrafts	1,994,443	3,094,392	849,150	657,730
Interest on promissory notes	7,274,111	6,339,189	2,651,165	2,400,834
Interest on personal loans	13,379,487	14,693,861	4,273,958	4,714,161
Interest on promissory notes	4,880,855	6,263,194	1,536,465	1,571,796
Interest on credit card loans	4,054,977	4,063,564	1,264,558	1,447,054
Interest on mortgage loans	4,944,989	3,865,706	1,415,224	1,131,790
Interest on automobile and other secured loan	1,001,460	730,714	348,934	227,981
Interest on foreign trade loans and USD loans	925,825	1,624,271	267,155	478,243
Interest on financial leases	958,924	731,571	391,406	216,008
Interest on public and private securities measured at amortized cost	18,779,833	22,761,905	6,992,697	22,761,905
Others	12,081,618	2,044,477	4,275,866	(12,939,597)
	70,276,522	66,212,844	24,266,578	22,667,905

6.18 Interest expenses

Interest on current accounts deposits	13,882,254	4,391,595	5,016,714	1,348,388
Interest on time deposits	25,979,730	20,405,424	9,200,038	7,848,489
Interest on other liabilities from financial transactions	995,019	2,676,000	281,372	585,017
Interest on financing from the financial sector	120,294	120,275	68,422	23,877
Others	143,319	368,968	49,374	70,689
	41,120,616	27,962,262	14,615,920	9,876,460

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.19 Net income from financial instruments at fair value through profit or loss

	Nine-month period ended on		Three-month period ended on
	09/30/2021	09/30/2021	09/30/2021	09/30/2021
Income from corporate and government securities	4,567,127	2,964,920	1,393,070	1,522,866
Income from securities issued by the Argentine Central Bank	234,005	141,371	68,513	67,873
Derivatives	1,396,353	122,461	410,590	37,388
	6,197,485	3,228,752	1,872,173	1,628,127

6.20 Service fee income

Commissions from deposit accounts	4,451,127	4,965,561	1,565,524	1,527,329
Commissions from credit and debit cards	3,339,647	3,450,601	1,107,199	1,129,809
Commissions from loans operations	92,003	199,591	36,986	34,352
Commissions from miscellaneous operations	3,323,400	3,061,605	1,112,276	1,150,443
Others	75,705	135,911	22,523	53,869
	11,281,882	11,813,269	3,844,508	3,895,802

6.21 Service fee expenses

Commissions paid	3,350,773	3,422,771	1,138,040	1,205,326
Export and foreign currency operations	77,326	62,806	22,478	36,665
	3,428,099	3,485,577	1,160,518	1,241,991

6.22 Other operating incomes

Loans recovered and allowances reversed	1,162,496	657,454	291,930	202,644
Insurance commissions	(7,487)	67,274	(4,210)	15,825
Rental from safety boxes	256,941	376,224	90,306	150,927
Commissions from trust services	30,019	12,303	15,190	1,494
Returns of risk funds	718,149	1,571,836	249,755	460,013
Adjust other credits	115,631	144,532	33,015	51,464
Sales of property. plant and equipment	5,326	12,687	3,232	2,343
Default interests	187,481	268,213	80,735	21,449
Others	1,199,732	1,106,904	399,779	465,542
	3,668,288	4,217,427	1,159,732	1,371,701

6.23 Personnel expenses

Payroll and social securities	15,729,455	16,729,725	5,122,342	5,464,513
Personnel expenses	1,720,908	1,901,207	402,002	888,784
	17,450,363	18,630,932	5,524,344	6,353,297

6.24 Administration expenses

Directors´ and statutory auditors´fees	331,511	339,738	109,129	117,106
Other fees	2,885,068	3,035,971	1,010,333	983,773
Advertising and publicity	752,831	656,676	325,139	254,396
Taxes	2,305,927	1,847,628	796,334	642,751
Maintenance. security and services	2,900,839	2,780,795	980,856	572,956
Rent	57,357	78,675	15,756	16,825
Others	1,162,545	1,556,851	335,799	816,076
	10,396,078	10,296,334	3,573,346	3,403,883

6.25 Depreciation and impairment of non-financial assets

Depreciation of property. plant and equipment (Schedule F)	577,680	527,223	195,162	181,033
Depreciation of miscellaneous assets	206,696	261,047	62,016	85,931
Amortization of intangible assets (Schedule G)	1,325,185	833,013	467,798	303,457
Depreciation of rent asstes by right of use (Schedule F)	732,647	805,647	222,524	265,913
	2,842,208	2,426,930	947,500	836,334

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.26 Other operating expenses

	Nine-month period ended on		Three-month period ended on
	09/30/2021	09/30/2020	09/30/2021	09/30/2021
Promotions related with credit cards	527,655	494,797	197,423	151,115
Turnover tax	5,526,088	4,088,746	1,875,041	1,312,884
Result by initial recognition of loans	144,566	185,365	42,506	77,165
Charges paid to National Social Security Administration (ANSES)	69,310	265,718	23,842	132,690
Balance adjustments loans and credit cards	199,360	110,883	141,634	25,377
Operationaal losses	21,053	58,765	7,015	24,664
Interests for leases liabilities	197,381	200,158	91,431	64,986
Coverage services	12,043	13,687	3,169	2,941
Contributions made to deposit insurance fund	331,978	287,300	112,407	120,959
Charge for credit loss of others credits and for other provisions	162,171	-	47,024	-
Others	317,792	1,118,956	62,876	317,263
	7,509,397	6,824,375	2,604,368	2,230,044

7.	DIVIDENDS

On April 27, 2021, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2020:

*	Optional reserve for future dividend distribution: 341,000(*)

*	Legal reserve: 352,343(*)

*	Other reserve: 2,718,768(*)

(*) Values expressed in currency of 12,31,2020

On April 29, 2021, the Board of Directors resolved to cancel the optional reserve for future dividends for their payment.

8.	INSURANCE

The composition of “Income from insurance activities” as of September 30, 2021 and 2020, is as follows:

	Nine-month period ended on		Three-month period ended on
Items	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Accrued premiums	2,515,971	2,406,338	884,661	814,640
Accrued losses	(519,351)	(277,957)	(211,656)	(122,254)
Production expenses	(484,337)	(431,901)	(197,637)	(193,741)
Total	1,512,283	1,696,480	475,368	498,645

9.	ASSET MANAGEMENT AND OTHER SERVICES

As of September 30, 2021 and December 31, 2020, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other	Portfolio		Net Worth		Number of Units
Services	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Premier Renta CP en Pesos	41,311,499	49,712,388	41,251,386	49,661,268	10,420,738,881	12,597,963,038
Premier Renta Plus en Pesos	274,700	230,211	273,058	222,889	15,810,754	11,899,481
Premier Renta Fija Ahorro	8,411,074	2,357,410	8,323,477	2,341,522	1,725,477,559	59,317,777
Premier Renta Fija Crecimiento	104,137	101,326	102,405	100,508	4,438,590	3,983,791
Premier Renta Variable	461,560	257,949	359,206	254,161	8,430,232	6,689,975
Premier Abierto Pymes	1,064,050	1,289,110	1,040,035	1,256,408	109,263,688	119,588,138
Premier Commodities	367,313	354,892	249,665	349,418	18,674,423	25,702,973
Premier Capital	1,219,535	263,419	1,213,675	261,936	172,119,841	36,842,932
Premier Inversión	1,176,472	1,008,973	1,147,241	977,193	1,901,906,391	1,576,391,366
Premier Balanceado	1,119,520	1,638,313	1,075,835	1,637,107	169,137,724	253,733,905
Premier Renta Mixta	2,242,246	4,875,212	2,012,950	4,316,252	561,620,500	1,072,064,209
Premier Renta Mixta en Dólares	139,414	154,445	138,328	154,445	2,166,231	2,083,508
Premier Performance Dólares	540,673	720,556	539,093	714,700	6,709,230	7,724,190
Premier Global USD	290,775	671,740	290,478	671,057	2,769,577	5,444,411

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

10.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

10.1.	CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No, 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654, As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

10.2.	RESTRICTED ASSETS

As of September 30, 2021 and December 31, 2020 Grupo Supervielle’s following assets are restricted:

Detail	09/30/2021	12/31/2020
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	5,625,738	5,082,176
	5,625,738	5,082,176
Miscellaneous Receivables
Guarantee deposits for currency forward transactions	1,174,642	823,457
Guarantee deposits for credit cards transactions	551,511	577,942
Other guarantee deposits	26,063	228,232
	1,752,216	1,629,631

10.3.	COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019,2020 and until September 30, 2021, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

10.4.	ISSUANCE OF NEGOTIABLE DEBT SECUTITIES

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of September 30, 2021 and December 31, 2020:

								Book Value
Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	09/30/2021	12/31/2020
12/22/17	$	C	659,750	3 installments: 12-22-2020 33,33%, 06-22-2021 33,33%, and upon maturity 33,34%,	48	12/22/2021	Floating Badlar + 4,25%	222,036	608,541
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4,05%	1,059,039	2,163,336
06/30/20	u$s	G	30,000,000	Quarterly: 12-22-20, 06-22-21, 06-30-21	12	06/30/2021	2% Nominal Annual	-	3,016,989
							Total	1,281,075	5,788,866

Global Program for the Issuance of Subordinated debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000),

The following chart provides the main terms and conditions of issuances underway as of September 30, 2021 and December 31, 2020:

								Book Value
Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	09/30/2021	12/31/2020
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/2021	7%	1,280,653	1,561,963
Total								1,280,653	1,561,963

10.5.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of September 30, 2021:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L, INGENIAS S.R.L, GEOTECNIA (INV, CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of 09/30/2020, Banco Supervielle S.A. as Trustee, is undergoing a negotiation process for the Contract “Extension Commission”, On 10/07/2020, the Trustor accepted the extension commission and the Bank accepted the request for the extension of the Trust contract sent by IERSA on 09-16-20.

As Settler

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

			Títulos Emitidos		Book value at 09/30/2021
Financial Trust	Set-ip on	Initial Amount in Trust	Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
23	2/26/2021	920,000	184,000	736,000	184,000	-
24	05/28/2021	699,000	139,800	559,200	139,800	-

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

			Issued Securities
Financial Trust	Set-up on	Securitized Amount	Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

10.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional of 1 percentage point on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Likewise, on December 17, 2020, through communication “A” 7181, the BCRA decided to extend said suspension in the distribution of results until June 30, 2021. Later on June 24, 2021 through Communication “A” 7312 again extended the extension until December 31, 2021.

10.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of September 30, 2021 and December 31, 2020, the minimum cash reserve was made up as folllows:

Item	09/30/2021	12/31/2020 (*)
Current accounts in the Argentine Central Bank	4,567,809	9,586,497
Sight accounts in the Argentine Central Bank	17,036,556	10,288,224
Special guarantee accounts in the Argentine Central Bank	5,298,803	3,521,513
Special accounts for previous credit payment	424,167	-
Total	27,327,335	23,396,234

(*)  Historical values without inflation adjustment

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

10.8.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20 years ago. Such agreement has been renewed several times and according to the last renewal signed, it expires on May 31, 2021.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019, Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of the date of these financial statements, the Group continues to provide financial services to the provincial government of the Province of San Luis and its employees.

11.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2020 and in Note1.3.

12.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term.In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2020, Tranche B will be canceled in its entirety, and the USD 35,000,000 of Tranche A.

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid and in June 2021 the second installment, whereby the balance is USD 40,000,000.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of September 30, 2021 and the date of issuance of these financial statements, the Group was in compliance with the financial covenants of both loans.

13.	IMPACT OF COVID-19 ON GROUP`S OPERATIONS

In response to the ongoing Covid-19 pandemic, countries around the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus. As a result of these imposed measures, the different countries have shown an immediate impact on their economies with a rapid decline in production and activity indicators. While the long-term impact on the global economy and financial markets is still uncertain, it is expected to be significant; however, accelerated vaccination programs could lead to a rapid global recovery in 2021.

In response, since the beginning of 2020, most governments have implemented fiscal aid packages to sustain the income of part of the population and reduce the risks of breakdown in payment chains, avoiding financial and economic crises, as well as company bankruptcies. Argentina was no exception and the government acted as soon as the pandemic was declared.

Argentine GDP is expected to improve in 2021 due to the statistical base effect from 2020, and to benefit from favorable external conditions following the increase in commodities prices. Nevertheless, after a period of relaxation of the aforementioned restrictive measures in 2020 and following a large rise in the number of infections since March 2021, on April 8, 2021 the government announced a national night-time curfew and additional restrictions. These measures were not sufficient to contain a severe second wave spread of the virus and the weekly growth rate has been steadily accelerating with approximately 3,6 million confirmed cases as of May 26, 2021. To prevent a more severe health crisis in Argentina, the national government imposed greater restrictions on mobility from May 22, 2021 with strict isolation at the national level declared until May 31, 2021. These measures were subsequently extended until May 6 August 2021, inclusive.

In order to prevent a more severe health crisis in Argentina, the national government imposed further restrictions on mobility during April and May, in which the economic activity suffered and fell 0.3% and 2% per month (without seasonality), respectively, the epidemiological situation started to show certain deceleration in the growth rate of cases as vaccination accelerated. At the date of insurance of these financial statements, the population vaccinated with two doses is approximately 1/4 of the total population, the one vaccinated with a single dose is 1/3 and the unvaccinated one is around 40%. However, countries that achieved a high level of vaccination are suffering again as a result of the advance of the third wave. Going forward forward, it will be important to closely monitor the dynamics of the Delta variant, which could lead to the return of global mobility restrictions.

In order to mitigate the economic impact of COVID-19 pandemic and measures taken to contain spread of the virus, the Argentine government has adopted additional social aid, monetary and fiscal measures, including the following:

•	The expansion of the Productive Recovery Program [“REPRO” for its Spanish acronym] to assist the economic sectors affected by the new isolation,

including the gastronomic sector to this program

•	An increase in the amount of the complementary salary for workers in critical sectors and health,

•	An additional amount of AR$18 billion for social assistance for families benefiting from the “Alimentar” card,

•	The expansion of the “Progresar Program” with scholarships for the completion of primary and high school education, professional training and university degrees,

•	The extension of the Universal Child Allowance and Family Allowances,

•	Greater economic assistance to the Culture and Tourism sectors,

•	Tax benefits for healthcare-related businesses,

According to the information published by the government, the social aid, monetary and fiscal measures would represent an expense equivalent to 1,3% of GDP in 2021, which is expected to be financed through the higher revenues collected by the Extraordinary Contribution from Large Fortunes.

These measures could generate a greater tax effort for the Government, and given that Argentina does not have access to international financial markets, it could be financed with an increase in the monetary base, as was the case in 2020, with the consequent impact on macroeconomic variables.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are the main local indicators:

•	GDP estimated fall as of December 2020 amounted to a 9,9%. It is estimated a rise to 12/31/2021 of 7.6%

•	Accrued inflation between January 1, 2021 and September 30, 2021 amounted to a 36,96% (Consumer Price Index - CPI),

•	Between January 1, 2021 and September 30, 2021, the peso recorded a 16,57% depreciation against the USD, according to the Exchange rate released by Argentine Central Bank (Communication "A" 3500).

•	The monetary authority implemented additional Exchange restrictions which, in turn, affected the foreign currency value in existing alternative markets for certain Exchange operations restricted in the official market.

These measures, aimed at restricting the access to the exchange market with the purpose of containing the demand of dollars, entail the Argentine Central Bank´s prior authorization request for certain operations; thus, the following operations impact for the Bank:

•	Payment of dividends and earnings to non-residents

•	Payment of financial loans granted to non-residents: those companies that register scheduled capital maturities between 10/15/2020 and 03/31/2021 shall submit a capital refinancing program of at least the 60%, with new external indebtedness and an average life of two years and shall be allowed to acquire only the equivalent to the 40% of agreed-upon capital commitments

•	Payment of debt securities issuance with public registration

•	Payment of indebtedness among residents in foreign currency

Additionally, the exchange regime mandated the registration and settlement of funds resulting from the following operations and concepts in local currency:

•	Exports of goods and services

•	Collection of prefinancings, advances and post-financing of exports of goods

•	Exports of services

•	Disposal of non-produced non-financial assets

•	Disposal of external assets

Such exchange restrictions, or those to be issued, might affect the Bank's capacity to access the Mercado Único y Libre de Cambios (MULC) for the acquisition of necessary foreign currency to address financial obligations, Assets and liabilities in foreign currency as of December 31, 2020 have been estimated in accordance with MULC´s quotations in place.

Likewise, in October 2020, the Government launched a set of measures aimed at contributing with the development of exportable goods and promoting the local market and construction industry.

With the purpose of mitigating the economic isolation, the Argentine Central Bank issued the following set of pre-emptive measures:

•      Communication “A” 6937 reduced position restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding the 24% annually), Communication “A” 7054 modifies the standards on Minimum Cash” due to the authorization of financing lines at a 24% subsidized rate, which includes a special tranche for investments in national capital goods and another tranche with minimum requirements for companies that have not had access to banking loans, As from July 1, 2020, “Medium and Small Size Clients” are included in the item of “Decrease of minimum cash demand in average in pesos” provided such funds are allocated in the acquisition of machinery and equipment produced for national Small and Medium Size companies, among other modifications. As of the date of these financial statements, loans of the 24% rate, 0% rate and subsidized rate loans for working capital and investment have been granted at rates of 35% and 30% for amounts of 10.7 billion and 819 million, respectively. Effective as of October 16, 2020, through Communication “A” 7140, the regulations on “Line of financing for productive investment of MSMEs” were approved.

•      Communications “A” 6942 and “A” 6949, determined that the postponement of the maturity of loans granted by local financial institutions that would become effective on March 20 and April 12, and cancelled any punitive interest over unpaid balances in loans granted by financial entities, Communication “A” 7044 and “7107” extended maturities for loans granted by local financial entities until December 31, 2020 and unpaid installments are deferred until such loan’s life termination. By means of Communication “A” 7181, it was extended until June 30, 2021. The automatic deferral period for loans ended on June 30, 2021, so customers which want to postpone installments due from April 1, 2021 shall agree to a voluntary refinancing with the bank. Through Communication “A” 7285, the Argentine Central Bank established that financial entities shall add unpaid installments of credit assistance granted to employer customers reached by the REPRO II Program, to the month following the end of the loan term, considering only the accrued compensatory interest at the contractual rate.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•      Communication “A” 6939 suspended, until June 30, 2020, the distribution of dividends for financial entities, Such measure was extended through Communication “A” 7035 until December 31, 2020. Subsequently, through communication “A” 7181 it was extended until June 31, 2021 and then through communication “A” 7312 it was extended again until December 31, 2021.

•      Communication “A” 6945 established that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission, Communication “A” 7107 extended such term until December 31, 2020, Communication “A” 7181 extended the term until June 30, 2021.

•      Through Communication “A” 6964 the Central Bank ruled that all unpaid balances of credit card financing due between April 13 and April 30, 2020, should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period, Interest rates on such unpaid balances should not exceed an annual nominal rate of 43%. At the same time, through Communication “A” 7095, the Central Bank determined that the unpaid balances of credit card financing due between September 1 and September 30, 2020 should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period, Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%.

•      Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction, Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount. Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction. And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the ARS 1 million.

•      Communication “A” 7285 established that financial entities shall add unpaid installments of credit assistance, not subject to the Credit Cards Law, granted to employer customers reached by the Productive Recovery Program II, corresponding to maturities that operate from the effective date of this communication, to the month following the end of the loan term, considering only the accrued compensatory interest at the expected contractual rate.

•      On August 6, 2021, through Decree 494/2021, in order to contain and mitigate the spread of the COVID-19 pandemic, as well as to preserve public health, the President of the Nation established the parameters to define epidemiological and health alarm situations, which are in force from August 7, 2021 to October 1, 2021 included.

In the framework of the continuity of the pandemic and with the purpose of continuing to assist the sectors that need it most, the Ministry of Labor, Employment and Social Security, established a new extension of the expiration dates of unemployment benefits until 31 December. December 2021, occurring between August 1 and November 30, 2021. As in the previous extensions, the amount of the installments will be equivalent to 70% of the original benefit.

•      On August 12, 2021, through decree 512/2021 in order to assist workers adhering and adhering to the Simplified Regime for Small Taxpayers (RS), the government presented the Zero Rate Credit Program 2021 which consists of the Obtaining, by the beneficiaries, a credit at zero rate with a subsidy of ONE HUNDRED PERCENT (100%) of the total financial cost, the amount of which will be determined according to each category: Category “A” up to $ 90,000, “B” up to $ 120,000 and the remaining categories will have a maximum limit of $ 150,000.

•      On September 30, 2021, the National Government established new general prevention measures that will be in effect until December 31, 2021. Among them, the general rules of conduct, capacity and protocols for the activities of higher risk stand out. Similarly, an opening of borders is established for residents of neighboring countries as of October 1 and an opening for non-resident foreigners as of November 1, 2021, meeting the corresponding requirements in all cases.

The context of volatility and uncertainty continues at the date of issuance of these condensed consolidated interim financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group's Board monitors the evolution of variables that may affect its business; thus, defining the course of action and identifying any potential impact on its equity and financial situation. The Group's financial statements must be read in virtue of said circumstances.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of September 30, 2021 and December 31, 2020:

Item	HOLDING			POSITION
	Fair value	Level of fair value	Book value 09/30/2021	Book value 12/31/2020	Without options	Options
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bill $ Mat 10/03/21	1	2,591,490	8,561	2,591,490	-	2,591,490
Treasury Bill $ aj CER 1,50% mat.03/25/24	1	963,633	456,022	963,633	-	963,633
Treasury Bonus $ Mat,10/17/23	1	701,879	494,456	701,879	-	701,879
Argentine Bonus $ dic, Mat 12/31/21	1	559,841	-	559,841	-	559,841
Treasury Bonus $ Mat,10/17/26	1	397,463	29,786	397,463	-	397,463
Argentine Bonus U$S STEP 04/29/22	1	263,604	1,060,968	263,604	-	263,604
Treasury Bill $ aj CER disc, Mat,07/29/22	1	261,739	-	261,739	-	261,739
Discount Securities $ 2033	1	248,872	160,284	248,872	-	248,872
T,D, Cdad de Bs As $ TV CL,22 Mat,03/29/24	1	221,189	260,772	221,189	-	221,189
Treasury Bill Mat 04/18/22	1	215,295	-	215,295	-	215,295
Argentine Bonus U$S STEP	1	393,613	587,884	393,613	-	393,613
Argentine National Bonus 2,5% $ 07/22/2021	1	-	7,405	-	-	-
Bocon – Consolidation Bonus $ 8 serie (PR15)	1	2,833	6,090	2,833	-	2,833
Treasury Bill $ aj CER 2026	1	2,924	-	2,924	-	2,924
Argentine National Bonus. U$S Step Up Mat.07/09/30	1	18,012	-	18,012	-	18,012
Treasury Bonus (TO23)	1	4,058	-	4,058	-	4,058
Treasury Bill $ aj CER Mat 07/29/2022	1	146,473	-	146,473	-	146,473
Others	1	1,472,516	9,068,598	1,472,516	-	1,472,516

Letras BCRA
Liquidity Central Bank Bills Mat, 10/19/2021	1	73,633	-	73,633	-	73,633
Liquidity Central Bank Bills Mat, 10/26/2021	1	382,167	-	382,167	-	382,167
Liquidity Central Bank Bills Mat, 10/28/2021	1	170,222	-	170,222	-	170,222
Liquidity Central Bank Bills Mat, 01/07/2021	1	-	408,380	-	-	-
Liquidity Central Bank Bills Mat, 01/26/2021	1	-	400,483	-	-	-
Liquidity Central Bank Bills Mat, 12/312021	1	-	20,544	-	-	-

Corporate Securities
On Santander Rio $ CL,25 Mat,06/10/22	1	255,250	-	255,250	-	255,250
On MSU S.A S.9 U$S Mat 07/24/23	1	71,820	-	71,820	-	71,820
On Telecom Arg $ CL,6 Mat,12/10/21	2	71,388	98,466	71,388	-	71,388

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

Item	HOLDING			POSITION
	Fair value	Level of fair value	Book value 09/30/2021	Book value 12/31/2020	Without options	Options
On Ypf Energy S,A Cl,7 $ Mat,05/20/22	1	52,244	-	52,244	-	52,244
On Telecom Arg $ CL,7 Mat,12/10/23	1	-	222,555	-	-	-
On Ypf S,A Cl,5 $ Mat,01/24/21 CG	1	-	229,099	-	-	-
Others	1	41,279		41,279	-	41,279

Total Debt Securities at Fair value through profit or loss		9,583,437	13,520,353	9,583,437	-	9,583,437

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus Step al U$S 04/29/22	1	3,144,676	6,574,802	3,144,676	-	3,144,676
Treasury Bill $ Aj CER1,50% Mat,03/25/24	1	1,972,905	814,815	1,972,905	-	1,972,905
Treasury Bonus $ Mat 02/06/2023	2	1,530,221	-	1,530,221	-	1,530,221
Treasury Bill $ Mat 01/31/22	1	827,194	-	827,194	-	827,194
Treasury Bill $ Aj CER1,20% Mat 03/18/22	1	515,368	428,914	515,368	-	515,368
Treasury Bonus Nac $ Badlar+200 04/03/22	1	490,000	-	490,000	-	490,000
Treasury Bonus Step al U$S 11/30/21	1	485,000	-	485,000	-	485,000
Treasury Bonus Step al U$S 2038	1	36,385	-	36,385	-	36,385
Bono Pcia Bs As $ Canc Deuda Mat,09/07/22	2	9,203	-	9,203	-	9,203
Treasury Bill $ Aj CER1,20% Mat 03/18/22		-	342,395	-	-	-
Argentine National Bonus T2V1		-	177,120	-	-	-
Argentine National Bonus TV22	1	393,193	852,289	393,193	-	393,193
Treasury Bill $ 172D AJCER Desc Mat 05/21/21 (X21Y1)		-	44,368	-	-	-
Treasury Bill $ Aj CER X31M2	1	162,526	-	162,526	-	162,526
Treasury Bill $ Aj CER X28F2	1	336,690	-	336,690	-	336,690
Treasury Bonus $ AJ,CER 1,20%-Mat,03/18/2022 C,G, (TX22)	1	178,530	-	178,530	-	178,530
Others		-	540,236	-	-	-

Centrak Bank Bills
Liquidity Central Bank Bills Mat, 10/19/21	2	11,276,935	-	11,276,935	-	11,276,935
Liquidity Central Bank Bills Mat, 10/05/21	2	8,455,978	-	8,455,978	-	8,455,978
Liquidity Central Bank Bills Mat, 10/12/21	2	8,395,119	-	8,395,119	-	8,395,119
Liquidity Central Bank Bills Mat, 10/21/21	2	8,024,561	-	8,024,561	-	8,024,561
Liquidity Central Bank Bills Mat, 10/26/21	2	7,634,994	-	7,634,994	-	7,634,994
Liquidity Central Bank Bills Mat, 10/14/21	2	7,304,015	-	7,304,015	-	7,304,015
Liquidity Central Bank Bills Mat, 10/28/21	2	6,315,888	-	6,315,888	-	6,315,888
Liquidity Central Bank Bills Mat, 10/07/21	2	6,043,913	-	6,043,913	-	6,043,913
Liquidity Central Bank Bills Mat, 01/19/21	2	-	13,430,135	-	-	-
Liquidity Central Bank Bills Mat, 01/05/21	2	-	5,449,945	-	-	-

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

Item	HOLDING			POSITION
	Fair value	Level of fair value	Book value 09/30/2021	Book value 12/31/2020	Without options	Options
Others	2	-	19,716,834	-	-	-

Corporate Securities
On MSU S.A. Cl. 2 UVA Mat.08/06/23	2	96,387	-	96,387	-	96,387
On Newsan Cl.9 $ Mat.08/26/22	2	51,825	-	51,825	-	51,825
Others	1	32	44	32	-	32

Measured at amortized cost
Argentine
Government Securities
Treasury Bonus $ Fixed rate 22% Mat,05/21/22		8,713,552	7,647,949	8,713,552	-	8,713,552
Argentine Sovereign Bond, $ Badlar+200 04/03/2022		-	347,081	-	-	-
National Treasury Bonus T2V1		-	142,704	-	-	-

Corporate securities
Ohers		8	4,891	8	-	8

Total other debt securities		82,395,098	56,514,522	82,395,098	-	82,395,098

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Pampa Energía S.A.	1	21,405	11,348	21,405	-	21,405
Loma Negra S.A.	1	19,026	4,354	19,026	-	19,026
Grupo Financiero Galicia SA	1	15,062	102,555	15,062	-	15,062
YPF SA	1	11,226	244	11,226	-	11,226
Banco Macro SA	1	8,429	188	8,429	-	8,429
Ternium Arg S.A.Ords."A"1 Voto Esc	1	6,789	73	6,789	-	6,789
Telecom Argentina SA	1	3,983	47	3,983	-	3,983
Central Puerto S.A. Ord. 1 voto Esc	1	3,882	56	3,882	-	3,882
Banco Francés SA	1	3,562	71	3,562	-	3,562
Bolsas y Mercados Arg. $ Ord. (BYMA)	1	3,540	87	3,540	-	3,540
Others	1	13,305	310	13,305	-	13,305

Measured at fair value with changes in OCI
Argentine
Otros	1	63,818	39,987	63,818	-	63,818

Total equity instruments		174,027	159,320	174,027	-	174,027
Total		92,152,562	70,194,195	92,152,562	-	92,152,562

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2021 and December 31, 2020 balances of loans and other financing are the following:

	09/30/2021	12/31/2020
COMMERCIAL PORTFOLIO

Normal situation	51,307,673	50,432,416
-With "A" Preferred Collateral and Counter-guarantees	2,349,637	2,941,793
-With "B" Preferred Collateral and Counter-guarantees	7,092,907	9,773,245
- Without Preferred Collateral nor Counter-guarantees	41,865,129	37,717,378

Subject to special monitoring
- Under Observation	3,774,719	4,016,369
-With "A" Preferred Collateral and Counter-guarantees	24,904	28,967
-With "B" Preferred Collateral and Counter-guarantees	1,903,557	2,020,753
- Without Preferred Collateral nor Counter-guarantees	1,846,258	1,966,649

With problems	14,474	575,071
-With "A" Preferred Collateral and Counter-guarantees	560	162,129
-With "B" Preferred Collateral and Counter-guarantees	-	203,861
- Without Preferred Collateral nor Counter-guarantees	13,914	209,081

High risk of insolvency	935,228	3,047,856
-With "A" Preferred Collateral and Counter-guarantees	137,781	-
-With "B" Preferred Collateral and Counter-guarantees	585,702	2,376,328
- Without Preferred Collateral nor Counter-guarantees	211,745	671,528

Uncollectible	1,752,962	12,328
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,342,909	-
- Without Preferred Collateral nor Counter-guarantees	410,053	12,328

TOTAL COMMERCIAL PORTFOLIO	57,785,056	58,084,040

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	09/30/2021	12/31/2020
CONSUMER AND HOUSING PORTFOLIO

Normal situation	88,551,187	97,370,828
-With "A" Preferred Collateral and Counter-guarantees	1,733,747	3,330,265
-With "B" Preferred Collateral and Counter-guarantees	7,782,319	9,296,715
- Without Preferred Collateral nor Counter-guarantees	79,035,121	84,743,848

Low Risk	2,557,382	212,795
-With "A" Preferred Collateral and Counter-guarantees	53,377	28,023
-With "B" Preferred Collateral and Counter-guarantees	233,501	3,635
- Without Preferred Collateral nor Counter-guarantees	2,270,504	181,137

Medium Risk	2,884,251	414,892
-With "A" Preferred Collateral and Counter-guarantees	10,267	5,106
-With "B" Preferred Collateral and Counter-guarantees	138,026	4,442
- Without Preferred Collateral nor Counter-guarantees	2,735,958	405,344

High Risk	1,989,060	599,093
-With "A" Preferred Collateral and Counter-guarantees	16,250	16,858
-With "B" Preferred Collateral and Counter-guarantees	30,743	80,811
- Without Preferred Collateral nor Counter-guarantees	1,942,067	501,424

Uncollectible	552,732	1,110,636
-With "A" Preferred Collateral and Counter-guarantees	19,699	48,024
-With "B" Preferred Collateral and Counter-guarantees	94,893	234,655
- Without Preferred Collateral nor Counter-guarantees	438,140	827,957

Uncollectible classified as such under regulatory requirements	-	-
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	-

TOTAL CONSUMER AND HOUSING PORTFOLIO	96,534,612	99,708,244
TOTAL GENERAL(1)	154,319,668	157,792,284

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	143,515,155	145,141,140
Other debt securities	82,395,098	56,514,522
Computable items out of balance	(71,590,585)	(43,863,378)
Plus allowances	9,925,428	10,711,785
Plus IFRS adjusments non computable for DCS	731,394	905,144
Less non deductible ítems for DCS	(1,646)	(4,621)
Less Debt securities measured at amortized cost	(82,245,761)	(55,475,686)
Total	154,319,668	157,792,284

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of September 30, 2021 and December 31, 2020 the concentration of leans and other financing are the following:

	Loans and other financing
	09/30/2021		12/31/2020
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	13,972,165	9.1%	15,506,936	9.8%
50 following largest customers	22,267,314	14.4%	21,966,572	13.9%
100 following largest customers	15,668,634	10.2%	13,883,855	8.8%
Rest of customers	102,411,555	66.4%	106,434,921	67.5%
TOTAL	154,319,668	100.0%	157,792,284	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of September 30, 2021 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	-	33,428	2,879	4,318	9,338	-	-	49,963
Financial Sector	-	86	-	-	-	-	100,000	100,086
Non-financial private sector and residents abroad	19,408,134	55,437,062	22,857,150	20,625,985	36,230,631	26,424,146	105,769,322	286,752,430
TOTAL	19,408,134	55,470,576	22,860,029	20,630,303	36,239,969	26,424,146	105,869,322	286,902,479

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of September 30, 2021 and December 31, 2020, are as follows:

	At the					Depreciation
	beginning of	Useful						Of the	At the end of	Net carrying
Item	the year	life	revaluation	Additions	Disposals	Accumulated	Disposals	period	the period	09/30/2021	12/31/2020
Cost model
Furniture and facilities	2,081,034	10	-	77,329	(40,755)	(1,689,601)	62,039	(96,081)	(1,723,643)	393,965	391,433
Machinery and equipment	6,966,529	-	-	171,433	(164,793)	(5,845,427)	143,545	(327,245)	(6,029,127)	944,042	1,121,102
Vehicles	357,271	5	-	77,316	(57,091)	(164,504)	57,066	(53,914)	(161,352)	216,144	192,767
Right of Use of Leased Properties	2,940,388	50	-	925,421	(1,091,955)	(1,296,685)	785,696	(732,647)	(1,243,636)	1,530,218	1,643,703
Construction in progress	874,333	-	-	436,615	(139,094)	-	-	-	-	1,171,854	874,333
Revaluation model
Land and Buildings	5,762,371	50	(1,634)	1,634	(75,270)	(256,714)	64,359	(100,440)	(292,795)	5,394,306	5,505,657
Total	18,981,926		(1,634)	1,689,748	(1,568,958)	(9,252,931)	1,112,705	(1,310,327)	(9,450,553)	9,650,529	9,728,995

The movements in investment properties as of September 30, 2021 and December 31, 2020 are as follows:

	At the		Depreciation
	beginning	Useful		Of the	At the end of	Net carrying	Net carrying
Item	of the year	life	Accumulated	period	the period	09/30/2021	12/31/2020
Cost model
Rent building	61,753	5	(12,029)	(5,801)	(17,830)	43,923	49,724
Measurement at fair value
Rent building	8,164,937	50				8,164,937	8,164,937
Total	8,226,690		(12,029)	(5,801)	(17,830)	8,208,860	8,214,661

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of September 30, 2021 and December 31, 2020 are as follows:

					Depreciation
	At the				At the
	beginning of	Useful			beginning of		Of the	At the end of	Net carrying
Item	the year	life	Additions	Disposals	the year	Disposals	period	the period	09/30/2021	12/31/2020
Measurement at cost
Goodwill	4,985,182		-	-	-	-	-	-	4,985,182	4,985,182
Brands	273,914		-	-	-	-	-	-	273,914	273,914
Other intangible assets	7,987,776		1,537,744	(13,298)	(3,957,649)	209	(1,325,185)	(5,282,625)	4,229,597	4,030,127
TOTAL	13,246,872		1,537,744	(13,298)	(3,957,649)	209	(1,325,185)	(5,282,625)	9,488,693	9,289,223

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of September 30, 2021 and December 31, 2020 the concentration of deposits are the following:

	Deposits
	09/30/2021		12/31/2020
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	103,784,974	37.1%	67,189,021	27.5%
50 following largest customers	45,792,485	16.4%	40,857,259	16.7%
100 following largest customers	14,035,563	5.0%	12,957,224	5.3%
Rest of customers	116,154,263	41.5%	123,660,316	50.5%
TOTAL	279,767,285	100.0%	244,663,820	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of September 30, 2021:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	13,843,371	4,271,066	58,858	-	-	-	18,173,295
Financial sector	40,106	-	-	-	-	-	40,106
Non-financial private sector and residents abroad	217,451,597	42,006,830	4,651,336	101,654	1,159	335	264,212,911
Liabilities at fair value through profit and loss	-	-	1,461,642	-	-	-	1,461,642
Other financial liabilities	10,480,503	154,047	245,872	431,833	397,766	548,433	12,258,454
Financing received from the Argentine Central Bank and other financial institutions	563,972	4,240,476	3,147,357	800,882	18,029	11,994	8,782,710
Negotiable Debt securities	-	433,832	686,580	296,469	837,271	-	2,254,152
Subordinated debt securities	-	1,374,578	-	-	-	-	1,374,578
TOTAL	242,379,549	52,480,829	10,251,645	1,630,838	1,254,225	560,762	308,557,848

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2021 and December 31, 2020:

	As of September	As of September 30, 2021 (per currency)				As of December
Items	30, 2021	Dollar	Euro	Real	Others	31, 2020
ASSETS
Cash and Due from Banks	22,328,962	21,034,375	1,008,921	17,106	268,560	27,937,020
Debt securities at fair value through profit or loss	1,081,988	1,081,988	-	-	-	2,528,588
Derivatives	8,321	8,321	-	-	-	725
Other financial assets	929,895	929,771	124	-	-	1,553,095
Loans and other financing	17,830,541	17,829,126	1,039	-	376	20,847,965
Other Debt Securities	3,666,125	3,666,125	-	-	-	6,574,891
Financial assets pledged as collateral	1,012,026	1,012,026	-	-	-	718,403
Other non-financial assets	197,497	197,497	-	-	-	329,711
TOTAL ASSETS	47,055,355	45,759,229	1,010,084	17,106	268,936	60,490,398

LIABILITIES
Deposits	31,746,014	31,211,822	534,192	-	-	34,512,583
Non-financial public sector	1,073,940	1,073,774	166	-	-	1,237,390
Financial sector	242	242	-	-	-	2,817
Non-financial private sector and foreign residents	30,671,832	30,137,806	534,026	-	-	33,272,376
Liabilities at fair value with changes in results	103,646	103,646	-	-	-	-
Other financial liabilities	2,551,906	2,212,451	332,311	14	7,130	3,257,041
Financing received from the Argentine Central Bank and other financial institutions	6,930,543	6,930,543	-	-	-	7,121,993
Negotiable Debt securities	-	-	-	-	-	3,016,989
Subordinated debt securities	1,280,654	1,280,654	-	-	-	1,561,961
Other non-financial liabilities	447,486	447,485	-	-	1	520,459
TOTAL LIABILITIES	43,060,249	42,186,601	866,503	14	7,131	49,991,026

NET POSITION	3,995,106	3,572,628	143,581	17,092	261,805	10,499,372

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of September 30, 2021 is presented below:

			ECL of remaining life of the financial asset
Items	Balances at the beginning of fiscal year	ECL of the following 12 months	FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced	Monetary inocme produced by provisions
Other financial assets	55,346	5,419	-	-	(4,198)	56,567
Loans and other financing	10,711,785	595,894	(195,081)	2,481,064	(3,668,234)	9,925,428
Other financial entities	-	62,188	-	(978)	(16,520)	44,690
Non-financial private sector and residents abroad	10,711,785	533,706	(195,081)	2,482,042	(3,651,714)	9,880,738
Overdrafts	335,035	56,350	(13,566)	106,171	(130,604)	353,386
Documents	723,520	41,522	(64,741)	(1,215)	(188,648)	510,438
Mortgages	473,373	2,869	(96,023)	(6,126)	(100,948)	273,145
Pledge loans	267,750	28,555	10,743	74,018	(102,830)	278,236
Personal Loans	1,992,055	433,193	323,409	1,174,190	(1,058,576)	2,864,271
Credit cards	1,855,487	103,990	(196,038)	763,451	(681,878)	1,845,012
Financial lease	346,450	(107,050)	5,170	54,664	(80,748)	218,486
Others	4,718,115	(25,723)	(164,035)	316,889	(1,307,482)	3,537,764
Other debt securities	101	-	1,497	-	(431)	1,167
Eventual commitments	11,824	4,869	-	-	(4,504)	12,189
TOTAL PROVISIONS	10,779,056	606,182	(193,584)	2,481,064	(3,677,367)	9,995,351

Separate Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2021, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of Septiembre 30, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2021	12/31/2020
ASSETS
Cash and due from banks	4.1 and 10	471,664	98,834
Cash		4	6
Financial institutions and correspondents		471,660	98,828
Other local and financial institutions		471,660	98,828
Other financial assets	4.2, 8 and 10	925,050	435,290
Other debt securities	4.3 and A	393,193	1,029,409
Current income tax assets	8	76,856	41,421
Investments in equity instruments		-	27,329
Investment in subsidiaries, associates and joint ventures	3 and 4.4	41,562,550	42,654,038
Property, plant and equipment	4.5 and F	2,245	3,198
Intangible Assets	4.6 and G	5,636,411	5,699,281
Deferred income tax assets	8	60,287	64,245
Other Non-financial assets	4.7 and 8	85,943	191,048
TOTAL ASSETS		49,214,199	50,244,093

LIABILITIES
Other Non-Financial Liabilities	4.8 and 8	324,457	475,591
TOTAL LIABILITIES		324,457	475,591

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Paid in capital		39,523,551	39,523,551
Capital adjustments		4,234,509	4,234,509
Earnings Reserved		4,206,130	-
Reserve		(308,141)	-
Other comprehensive income		955,154	1,190,022
Net Income for the period		(178,183)	4,363,698
TOTAL SHAREHOLDERS' EQUITY		48,889,742	49,768,502
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		49,214,199	50,244,093

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements,

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

		Nine-month period ended on		Three-month period ended on
	Notes	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Interest income	4.9	155	3,951	16	26
Interest expenses	4.10	(36,790)	(35,109)	10,786	8,945
Net interest income		(36,635)	(31,158)	10,802	8,971
Net income from financial instruments at fair value through profit or loss	4.11	94,541	279,530	52,666	41,529
Result from derecognition of assets measured at amortized cost		(21,443)	-	(2,961)	-
Exchange rate difference on gold and foreign currency		102,012	119,735	12,255	3,197
NIFFI And Exchange Rate Differences		175,110	399,265	61,960	44,726
Subtotal		138,475	368,107	72,762	53,697
Other operating income	4.12	293,968	245,339	89,234	77,864
Result from exposure to changes in the purchasing power of the currency		(391,285)	(17,271)	(135,272)	(17,288)
Net operating income		41,158	596,175	26,724	114,273
Personnel expenses	4.13	36,818	138,163	12,664	47,786
Administration expenses	4.14	228,542	323,611	60,794	81,574
Depreciation and impairment of non-financial assets		63,823	63,823	21,274	21,274
Other operating expenses	4.15	18,885	26,991	4,800	3,909
Operating income		(306,910)	43,587	(72,808)	(40,270)
Profit of subsidiaries and associates	4.16	78,025	3,070,662	(16,801)	999,144
Income before taxes		(228,885)	3,114,249	(89,609)	958,874
Income tax		(50,702)	(395,821)	(29,430)	(218,931)
Net income of the period		(178,183)	3,510,070	(60,179)	1,177,805

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
Item	09/30/2021	09/30/2020	09/30/2021	09/30/2020
NUMERATOR
Net income for the period attributable to owners of the parent company	(178,183)	3,510,070	(60,179)	1,177,805
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(178,183)	3,510,070	(60,179)	1,177,805

DENOMINATOR
Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	(0.39)	7.69	(0.13)	2.58
Diluted Income per share	(0.39)	7.69	(0.13)	2.58

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on Septiembre 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Net income from the period	(178,183)	3,510,070	(60,179)	1,177,805
Components of Other Comprehensive Income not to be reclassified to profit or loss
Equity instrument at fair value through other comprehensive income	-	-	(34,564)	-
Income for the period from equity instrument at fair value through other comprehensive income	-	-	(34,564)	-
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(241,963)	538,774	142,986	(18,028)
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(241,963)	538,774	142,986	(18,028)
Total Other Comprehensive Income not to be reclassified to profit or loss	(241,963)	538,774	108,422	(18,028)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Gains or losses on financial instruments at fair value with changes in ORI (Point 4.1.2a of IFRS 9)	(16,958)	-	21,639	-
Loss for the period from financial instrument at fair value through other comprehensive income	(25,387)	-	30,082	-
Income tax	8,429	-	(8,443)	-
Total Other Comprehensive Loss to be reclassified to profit or loss	(16,958)	-	21,639	-
Total Other Comprehensive Income	(258,921)	538,774	130,061	(18,028)
Total Comprehensive Income	(437,104)	4,048,844	69,882	1,159,777
Total comprehensive income attributable to parent company	(437,104)	4,048,844	69,882	1,159,777

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2020	456,722	4,234,509	39,523,551	-	-	4,673,157	896,335	(15,772)	49,768,502
Adjustment to prior year income	-	-	-	-	-	(309,459)	293,610	15,849	-
Balance at December 31, 2020	456,722	4,234,509	39,523,551	-	-	4,363,698	1,189,945	77	49,768,502
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	482,562	3,723,568	(4,206,130)	-	-	-
Dividend distribution	-	-	-	-	-	(467,027)	-	-	(467,027)
Reclassification of equity instruments	-	-	-	-	-	1,318	-	24,053	25,371
Net Income for the period	-	-	-	-	-	(178,183)	-	-	(178,183)
Other comprehensive income for the period	-	-	-	-	-	-	(241,963)	(16,958)	(258,921)
Balance at September 30, 2021	456,722	4,234,509	39,523,551	482,562	3,723,568	(486,324)	947,982	7,172	48,889,742

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Balance at December 31, 2019	456,722	4,234,510	45,573,657	262,003	19,242,793	(24,828,936)	151,710	9,415	45,101,874
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	7,256,136	(7,256,136)	-	-	-
Dividend distribution	-	-	-	-	(711,600)	-	-	-	(711,600)
Net Income for the period	-	-	-	-	-	3,510,070	-	-	3,510,070
Other comprehensive income for the period	-	-	-	-	-	-	-	538,774	538,774
Balance at September 30, 2020	456,722	4,234,510	45,573,657	262,003	25,787,329	(28,575,002)	151,710	548,189	48,439,118

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements,

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the nine-month period ended on September 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2021	09/30/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	(228,885)	3,114,249

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(78,025)	(3,070,662)
Depreciation and impairment	63,823	63,823
Exchange rate difference on gold and foreign currency	(102,012)	(119,735)
Interests from loans and other financing	(155)	(3,951)
Interests from deposits and financing receivables	36,790	35,109
Result from exposure to changes in the purchasing power of the currency	391,285	17,271
Net income from financial instruments at fair value through profit or loss	(94,541)	(279,530)

(Increases) / decreases from operating assets:
Other debt securities	633,102	(528,117)
Investments in equity instruments	(12,584)	-
Other assets	(98,410)	818,019

Increases / (decreases) from operating liabilities:
Other liabilities	(151,133)	(24,751)
Income Tax paid	-	(176,239)

Net cash provided by / (used in) operating activities (A)	359,255	(154,514)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of investments in subsidiaries	(110,647)	(240,185)
Dividends Paid	(467,027)	(711,600)

Collections:
Sale of liability or equity instruments issued by other entities	74,274	-
Sale of subsidiaries	102,428	-
Dividends collected	958,365	651,469

Net cash used in investing activities (B)	557,393	(300,316)

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash used in financing activities (C)	-	-

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(101,886)	369,810

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	814,762	(85,020)
Cash and cash equivalents at the beginning of the year (NOTE 10)	532,224	1,567,654
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(187,386)	(340,543)
Cash and cash equivalents at the end of the year (NOTE 10)	1,159,600	1,142,091

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Financial Statements as of the six-month period ended on September 30, 2021 was passed by the Board of the Company over the course of its meeting held on November 17, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)       Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)      Temporary exception of the application of Section 5,5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A., Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. See note 1.2.4.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2020 (hereinafter “annual financial statements”), Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated interim financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.2.4

The Gruop´s Board has concluded that these consolidated financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.2.	Measuring unit– IAS 29 (Financial reporting in hyperinflationary economies

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of September 30, 2021.

1.2.3.	Comparative information

The balances for the year ended December 31, 2020 and for the nine-month period ended September 30, 2020 that are disclosed in these condensed interim financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of September 30, 2021.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of September30, 2020 and December 31, 2020 in order to record them in homogeneous currency,

(ii)	Recognition of an Adjustment to prior year income of 309,459 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021, For comparative purposes, balances were adjusted as of September 30, 2020.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are changes that were made effective over the course of the quarter ended on September 30, 2021:

(a)	Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period, Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year. Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

(b)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, 2020 the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification, Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR), IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The Group considers that this modification does not have a significant impact on its financial statements.

(c)	Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods, IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification. Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions, If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

The Group considers that this modification does not have a significant impact on its financial statements.

The following sets forth changes that have not become in force as of September 30, 2021:

(a)	Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(c)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

Effective date

All amendments will become effective on January 1, 2022. Early application is allowed.

The Group is evaluating the impact of the application of this new standard.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(d)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

1.3.	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2020.

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year, In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits, Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Financial Statements.

2.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on September 30, 2021 and December 31, 2020:

Portfolio of instruments at 09/30/2021	FV Level 1	FV Level 2	FV Level 3
Assets
- Other Debt securities	393,193	-	-
- Other financial assets	925,050	-	-
Total Assets	1,318,243	-	-

Portfolio of instruments at 12/31/2020	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	435,290	-	-
Total Assets	435,290	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2021 and December 31, 2020:

Other Financial Instruments as of 09/30/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	471,664	471,664	471,664	-	-
Total Assests	471,664	471,664	471,664	-	-

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	98,834	98,834	98,834	-	-
Total Assests	98,834	98,834	98,834	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

					Issuers’ last Financial Statements			Book	Book
			Market			Capital	Shareholders’	value at	value at
	Subsidiary	Class	Value/Nominal	Number	Main Activity	Stock	equity	09.30.2021	12.31.2020
	Banco Supervielle S.A.	Ord.	1	805.533.007	Commercial Bank	829.564	38.356.877	37.196.317	37.706.821
	IUDÚ Compañia Financiera S.A	Ord.	1	12.847.878	Financial Company	256.957	3.034.774	151.491	198.720
	Sofital S.A.F.e.I.I.	Ord.	1	20.854.642	Financial operations and administration of securities	21.544	1.720.292	1.153.478	1.189.062
	Tarjeta Automática S.A.	Ord.	1	201.635.159	Credit Cards	230.440	50.196	43.921	276.154
	Supervielle Asset Management S.A.	Ord.	1	1.407.277	Mutual Fund Management	1.407	511.010	485.460	481.991
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1.340	Trading of products and services	1.340	383.489	325.248	349.560
	Supervielle Seguros S.A.	Ord.	1	1.543.750	Insurance company	1.625	1.472.181	1.405.419	1.272.909
	FF Fintech SUPV I	-	-	655.000	Financial Trust	190.515	149.122	117.518	119.634
	Micro Lending S.A.U.	Ord.	1	201.635.159	Financial Company	132.223	208.425	211.469	183.245
Invertir Online	InvertirOnline S.A.U	Ord.	100	2.400	Settlement and Clearing Agent	240	183.059	213.128	557.259
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80.451.077	Representations	805	26.108
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	33.571.920	Insurance Broker	35.250	40.711	38.774	17.754
	Bolsillo Digital S.A.U	Ord.	1	97.100.000	Computer Services	97.100	96.749	-	79.310
	Futuros del Sur S.A.	Ord.	1.000	55.027	Settlement and Clearing Agent	55.027	212.367	212.367	210.236
	Easy Cambio S.A.	Ord.	3.000	1.500	Services and exchange agency	4.500	7.961	7.960	11.383
	Total Investments in subsidiaries, associates and joint ventures							41.562.550	42.654.038

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	09/30/2021	12/31/2020
4.1 Cash and due from banks
Cash	4	6
Financial institutions and correspondents	471,660	98,828
	471,664	98,834

4.2 Other financial assets
Mutual funds investments	687,935	433,390
Other investments	235,262	-
Miscellaneous Debtors	1,853	1,900
	925,050	435,290
4.3 Other debt securities
Public securities	393,193	1,029,409
	393,193	1,029,409
4.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	37,196,317	37,706,821
IUDÚ Compañía Financiera S.A.	151,491	198,720
Sofital S.A.F. e I.I.	1,153,478	1,189,062
Tarjeta Automática S.A.	43,921	276,154
Supervielle Asset Management S.A.	485,460	481,991
Espacio Cordial de Servicios S.A.	325,248	349,560
Supervielle Seguros S.A.	1,405,419	1,272,909
FF Fintech SUPV I	117,518	119,634
Micro Lending S.A.U	211,469	183,245
Invertir Online S.A.U e invertir Online.com Argentina	213,128	557,259
Supervielle Broker de Seguros S.A.	38,774	17,754
Bolsillo Digital S.A.U.	-	79,310
Futuros del Sur S.A.	212,367	210,236
Easy Cambio S.A.	7,960	11,383
	41,562,550	42,654,038
4.5 Property. plant and equipment
Vehicles	2,245	3,198
	2,245	3,198
4.6 Intangible Assets
Goodwill – Businness combination	4,591,029	4,591,029
Relations with clients	757,693	802,853
Brand	273,915	273,915
Proprietary Software & Technology	13,774	31,484
	5,636,411	5,699,281
4.7 Other non-financial assets
Overdrafts to employees	-	3,162
Retirement insurance	53,849	187,886
Other non-financial assets	32,094	-
	85,943	191,048

4.8 Other non-financial liabilities
Compensation and social charges payable	14,635	22,642
Miscellaneous creditors	309,822	356,145
Provision for long-term incentive	-	96,804
	324,457	475,591

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
4.9 Interest income
Earned interests	155	3,951	16	26
	155	3,951	16	26

4.10 Interest expenses
Profit by government securities measure at amortized cost	(36,790)	(35,109)	10,786	8,945
	(36,790)	(35,109)	10,786	8,945

4.11 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	15,959	65,904	15,959	-
Income from Holding – MF	78,582	82,361	36,707	41,529
Income from Holding –Government Securities	-	131,265	-	-
	94,541	279,530	52,666	41,529

4.12 Other operating income
Subsidiaries’ advisory fees	208,138	207,259	62,685	64,766
Royalties	1,238	1,291	390	404
Other income	-	2,066	-	2,066
Revaluation of retirement insurance contributions	25,617	34,723	1,828	10,628
Income from technology solutions	30,224	-	-	-
Foreign source commissions	6,205	-	1,785	-
Income from sale of shares	22,546	-	22,546	-
	293,968	245,339	89,234	77,864

4.13 Personnel expenses
Personnel expenses	36,818	138,163	12,664	47,786
	36,818	138,163	12,664	47,786

4.14 Administration expenses
Bank expenses	393	696	102	161
Professional fees	42,209	57,498	4,578	14,922
Fees to directors and syndics	157,821	206,906	48,983	55,043
Taxes. rates and contributions	5,071	12,568	1,525	1,785
Insurance	121	599	-	-
Expenses and office services	6,210	8,470	1,173	2,524
Other expenses	16,717	36,874	4,433	7,139
	228,542	323,611	60,794	81,574

4.15 Other operating expenses
Turnover tax from Service Activities	11,980	10,967	3,154	3,261
Turnover tax from Financial Activities	2,792	7,876	1,646	648
Tax from Personal Assets Company Shares and Participations	4,113	8,148	-	-
	18,885	26,991	4,800	3,909
4.16 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	(268,541)	2,079,564	(172,990)	608,791
Results from equity investment in IUDÚ Compañía Financiera S.A.	(47,229)	(30,105)	(22,697)	(11,202)
Results from equity investment in Tarjeta Automática S.A.	(232,232)	(200,462)	(81,606)	(71,639)
Results from equity investment in Supervielle Asset Management S.A.	348,772	333,889	133,536	116,149
Results from equity investment in Espacio Cordial de Servicios S.A.	(24,312)	(24,183)	17,220	(20,861)
Results from equity investment in Supervielle Seguros S.A.	353,858	532,050	87,732	173,528
Results from equity investment in Sofital S.A.F. e I.I.	20,257	166,575	13,061	51,706
Results from equity investment in Micro Lending S.A.U.	28,224	(8,012)	24,146	16,808
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	(8,259)	135,054	(2,864)	31,147
Results from equity investment in FF Fintech S.A.	(46,336)	4,663	(11,063)	6,088
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(12,266)	(20,799)	3,958	(5,409)
Results from equity investment in Bolsillo Digital S.A.U.	(32,618)	(12,179)	(4,685)	(6,854)
Results from equity investment in Futuros del Sur S.A.	2,131	114,607	457	110,892
Results from equity investment in Easy Cambio S.A.	(3,424)	-	(1,006)	-
	78,025	3,070,662	(16,801)	999,144

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	RESTRICTED ASSETS

As of September 30, 2021 and December 31, 2020, the Group does not hold restricted assets,

6.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of September 30, 2020 and December 31, 2020, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

				Percentage of direct participation		Percentage of direct and indirect participation
Company	Condition	Legal Adress	Principal Activity	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline,Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.20%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	99.90%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 09/30/20 and 12/31/20,

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares, Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each, Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares, Said capital increase is in the process of authorization by the corresponding regulators.

As resolved by the Board of Directors on September 24, 2020, Grupo Supervielle S.A. made a capital contribution to Bolsillo Digital S.A.U, of $ 12,500,000 on October 5, 2020, which was capitalized on the same date, increasing the capital stock in the amount of $ 12,500,000 to $ 60,600,000, through the issuance of 12,500,000 non-endorsable registered common shares of par value of $ 1 each and entitled to 1 vote per share.

On October 16, 2020 Grupo Supervielle S.A. acquired 100% of the capital stock of Easy Cambio S.A., represented by 1,500 ordinary, nominative, non-endorsable shares, with a par value of $ 3,000 each and entitled to 1 vote per share.

As resolved by the Board of Directors on October 13, 2020, Grupo Supervielle S.A. made an irrevocable contribution to Play Digital S.A. of $ 34,571,700 on October 20, 2020 to subscribe 32,514,069 ordinary, book-entry shares, with a nominal value of $ 1 each and with the right to 1 vote per share. In addition, As resolved by the Board of Directors on December 2, 2020, Grupo Supervielle S.A. subscribed, on December 18, 2020, 9,233,052 ordinary, book-entry shares, with a par value of $ 1 each and with the right to one vote per share of Play Digital S.A. at a total price of $ 10,471,188.

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle S.A. made a contribution to Bolsillo Digital S.A.U for $ 29,000,000, which was capitalized on the same date, increasing the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

In accordance with what was resolved the Board of Directors on April 22, 2021, on April 30, 2021 Grupo Supervielle SA subscribed and integrated 28,572,291 ordinary, nominative, non-endorsable shares, with a par value of $ 1 each and one vote per share of Supervielle Productores Asesores de Seguros SA, accompanying the capital increase in proportion to its shareholding.

In accordance with what was resolved the Board of Directors on June 23, 2021, on June 30, 2021, Banco Supervielle S.A. acquired from its controlling shareholder Grupo Supervielle S.A. its equity interest in Play Digital S.A. of 41,747,121 common book-entry shares with a par value of AR$ 1 and entitled to 1 vote per share, plus an irrevocable capital contribution capitalization in the amount of $ 6,832,612, for reasons of strategic and commercial convenience.

As resolved by the Board of Directors on July 20, 2021, on August 5, 2021 Grupo Supervielle S.A. sold and transferred to its subsidiary Banco Supervielle S.A. its shareholding in Bolsillo Digital S.A.U of 97,100,000 shares, ordinary, book-entry, with a par value of $ 1 each and 1 vote per share. Also, on September 6, 2021, Banco Supervielle S.A. made a contribution in the amount of $ 25,000,000, subsequently capitalized on October 13, 2021 with an issue premium of $ 0.01874047 per share, raising the capital stock from $ 97,100,000 to $ 121,640,106.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As resolved by the Board of Directors on September 28, 2021, Banco Supervielle S.A. subscribed and integrated 28,174,544 ordinary book-entry shares with a par value of $ 1 and with the right to 1 vote per share of Play Digital S.A. As of September 30, 2021, the participation of Banco Supervielle S.A. at Play Digital S.A. It amounts to 3.51% of the share capital and votes.

As resolved by the Board of Directors on August 2, 2021, on August 23, 2021 Grupo Supervielle S.A. acquired 95% of the shares of IOL Holding S.A., a company based in the Eastern Republic of Uruguay whose objective is to carry out shareholdings in other companies dedicated to providing stock market services at the regional level.

The following describes Controlled Companies’ shareholders’ equity and results:

As of September 30, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	356,705,954	318,197,338	38,356,877	(267,662)
IUDÚ Compañia Financiera S.A.	16,843,909	13,809,135	3,034,774	(939,629)
Tarjeta Automática S.A.	426,680	376,484	50,196	(265,410)
Supervielle Asset Management S.A.	726,755	215,745	511,010	382,074
Sofital S.A. F. e I.I.	1,722,101	1,809	1,720,292	781
Espacio Cordial de Servicios S.A.	588,925	205,436	383,489	(25,286)
Micro Lending S.A.U.	345,018	136,593	208,425	27,334
InvertirOnline,Com Argentina S.A.U. (2)	56,191	30,083	26,108	2,725
InvertirOnline S.A.U.	10,538,223	10,355,164	183,059	(12,956)
Supervielle Seguros S.A. (3)	3,172,975	1,700,794	1,472,181	87,288
Supervielle Productores Asesores de Seguros S.A.	109,485	68,774	40,711	(12,880)
Bolsillo Digital S.A.U.	136,365	39,616	96,749	(42,852)
Futuros del Sur S.A.	221,971	9,604	212,367	2,096
Easy Cambio S.A.	9,376	1,415	7,961	(3,393)

(1)	The net equity and the net result attributable to the owners of the parent company are reported.
(2)	Corresponds to the Financial Statement of InvertirOnline S.A.U, as of December 31, 2020.
(3)	The result is reported for three months.

As of December 31, 2020 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	330,687,863	291,623,456	38,865,687	3,028,616
IUDÚ Compañia Financiera S.A.	14,704,272	10,729,869	3,974,403	(860,679)
Tarjeta Automática S.A.	518,721	203,115	315,606	(317,805)
Supervielle Asset Management S.A.	761,768	254,525	507,243	427,584
Sofital S.A. F. e I.I.	1,787,138	6,288	1,780,850	201,612
Espacio Cordial de Servicios S.A.	755,954	347,179	408,775	(60,646)
Micro Lending S.A.U,	332,648	151,557	181,091	(7)
InvertirOnline,Com Argentina S.A.U.	56,191	30,083	26,108	2,725
InvertirOnline S.A.U.	8,445,000	7,913,112	531,888	109,996
Supervielle Seguros S.A. (2)	2,585,207	1,242,867	1,342,340	260,536
Supervielle Productores Asesores de Seguros S.A.	51,641	33,000	18,641	(36,027)
Bolsillo Digital S.A.U.	117,171	37,734	79,437	(32,282)
Futuros del Sur S.A.	275,300	65,029	210,271	117,330
Easy Cambio S.A.	19,158	7,804	11,354	(1,076)

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)	The result is reported for six months.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of September 30, 2021 and December 31,2020, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	09/30/2021	12/31/2020
Cash and due from banks
Banco Supervielle S.A.	1,392	1,954
InvertirOnline S.A.U. Cta. Cte.	181	94,067
	1,573	96,021

Other debt securities
IUDÚ Compañía Financiera S.A.	235,262	-
	235,262	-

Other financial assets
IUDÚ Compañía Financiera S.A.	1,799	1,676
Tarjeta Automática S.A.	54	50
Espacio Cordial De Servicios S.A.	-	174
	1,853	1,900

As of Septiember 30, 2021 and 2020, results with Grupo Supervielle S.A‘s controlled are as follows:

	09/30/2021	09/30/2020
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	2	26
Interests from current accounts – IUDÚ	-	2,934
Interest on paid account– IOL	153	991
	155	3,951

Other operating income
Banco Supervielle S.A.	191,071	190,254
Sofital S.A.F. e I.I.	154	158
Supervielle Asset Management S.A.	1,542	1,536
Tarjeta Automática S.A.	452	452
IUDÚ Compañía Financiera S.A.	15,289	15,225
Espacio Cordial de Servicios S.A.	868	926
	209,376	208,551
Administrative expenses
Bank expenses – Banco Supervielle S.A.	115	400
Rent – Banco Supervielle S.A.	3,833	6354
Legal and accounting consultancy services	619	899
Fees for market operations - InvertirOnline S.A.U.	102	1394
	4,669	9,047

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	15,959	65,904
	15,959	65,904

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

7.	INCOME TAX

The following is a reconciliation between the income tax charged to income as of September 30,2021, that which would result from applying the current tax rate on the accounting profit:

09/30/2021
Comprehensive Income of the financial year Income Tax	(228,885)
Tax Rate in Force	30%
Result of financial year before Income Tax at the tax rate	(68,665)
Permanent differences (at tax rate):
- Result of equity investments	(23,408)
- Untaxed results	(27,354)
- Tax Inflation adjustment	55,366
- Corrections to the deferred	13,359
Income Tax/(Breakdown) of the fiscal year	(50,702)
- Deferred tax rate difference	(3,957)
- Affidavit adjustment 2020	(27,638)
- Others	12,843
Income tax balance in favor	(69,454)

The detail of the accumulated tax loss and its prescription date are reported below

Tax break

Year	Amount	Tax deferred	DJ 2020	Prescribes
2021	(139,384)	(41,815)	(27,638)	2026

The evolution of liabilities balance from deferred tax is expressed as follows:

Item	Deferred income tax assets	Deferred income tax liabilities
At the beginning of the year	118,875	(54,630)
Changes of the fiscal year	11,526	(15,483)
At the end of the period	130,401	(70,113)

In June 2021, a law was enacted that establishes a new tiered aliquot structure for income tax with three segments based on the level of accumulated net taxable income. The new aliquots are:

-25% for accumulated net taxable income of up to AR$ 5 million;

-30% for the second tax bracket, which is for net taxable income of up to AR$ 50 million;

-35% for net taxable income of more than AR$ 50 million.

Said modification will be applicable for fiscal years beginning on or after January 1, 2021.

The impacts that this change produces on current tax 8,106 ( income) and and balances of deferred assets and liabilities, net 5,072 (gains), have been recorded in these financial statements, considering the effective rate that is applicable to the estimated date of the reversal of such deferred assets and liabilities.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of September 30, 2021 is as follows:

	Other financial assets	Current income tax assets	Other non- financial assets	Deferred income tax assets	Other non- financial liabilities
To mature:
1st. Quarter	925,050	76,856	45,557	-	324,457
2nd. Quarter	-	-	13,462	-	-
3rd. Quarter	-	-	13,462	-	-
4th. Quarter	-	-	13,462	-	-
Over a year	-	-		60,287	-
Subtotal to mature:	925,050	76,856	85,943	60,287	324,457
Matured term	-	-	-	-	-
Total	925,050	76,856	85,943	60,287	324,457
At fixed rate	-	-	-	-	-
At floating rate	687,935	-	-	-	-
Not accrue interest	237,115	76,856	85,943	60,287	324,457
Total	925,050	76,856	85,943	60,287	324,457

9.	CAPITAL STOCK

As of September 30, 2021, and 2020 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 09/30/2021	456,722
Capital stock as of 09/30/2020	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

10.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	09/30/2021	12/31/2020	09/30/2020	12/31/2019
Cash and due from banks	471,664	98,834	111,133	222,811
Other financial assets	687,936	433,390	973,559	1,344,843
Other Debt Securities	-	-	57,399	-
Cash and cash equivalents	1,159,600	532,224	1,142,091	1,567,654

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	09/30/2021	12/31/2020	09/30/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	471,664	98,834	111,133	222,811
As per the Statement of Cash Flows	471,664	98,834	111,133	222,811
Other financial assets
As per Statement of Financial Position	925,050	435,290	640,257	1,346,409
Other financial assets not considered as cash equivalents	(237,114)	(1,900)	333,302	(1,566)
Total	687,936	433,390	973,559	1,344,843
Other Debts Securities
As per Statement of Financial Position	-	-	37,646	-
Other financial assets not considered as cash equivalents			19,753
As per the Statement of Cash Flows	-	-	57,399	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

11.	SUBSEQUENT EVENTS

There are no events or operations that occurred after September 30, 2021 that could significantly affect the financial situation or the results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 09/30/21	Balance at 12/31/20
Argentine
Measured at fair value with changes in ORI
Argentine National Bonus T2V1	-	177,120
Argentine National Bonus TV22	393,193	852,289
Total other debt securities	393,193	1,029,409
Total	393,193	1,029,409

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the period	09/30/2021	12/31/2020
Vehicles	6,350	-	-	6,350	(3,152)	5	-	(953)	(4,105)	2,245	3,198
Total	6,350	-	-	6,350	(3,152)	-	-	(953)	(4,105)	2,245	3,198

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	09/30/2021	12/31/2020
Goodwill	4,591,029	-	-	4,591,029	-		-	-	-	4,591,029	4,591,029
Relations with clients	963,424	-	-	963,424	(160,571)		-	(45,160)	(205,731)	757,693	802,853
Brand	273,915	-	-	273,915	-		-	-	-	273,915	273,915
Proprietary Software & Technology	94,453	-	-	94,453	(62,969)		-	(17,710)	(80,679)	13,774	31,484
Total	5,922,821	-	-	5,922,821	(223,540)		-	(62,870)	(286,410)	5,636,411	5,699,281

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As 09/30/2021	As of September 30, 2021 (per currency)	As of 12/31/2020
			Dollar
ASSETS
Cash and Due from Banks	471,068	471,068	471,068	90,361
Other financial assets	295,947	295,947	295,947	340,516
Other non-financial assets	53,849	53,849	53,849	187,885
TOTAL ASSETS	820,864	820,864	820,864	618,762

LIABILITIES
Other non-financial liabilities	295,947	295,947	295,947	439,335
TOTAL LIABILITIES	295,947	295,947	295,947	439,335

NET POSITION	524,917	524,917	524,917	179,427

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2021

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on September 30, 2021, yields a loss of 178,183, which represents a return on average net worth negative of 0.5%, This result was originated, mainly, by the results of our investments in companies.

On April 27, 2021, the General Ordinary and Extraordinary Shareholders' Meeting approved the following distribution of the results of the 2020 fiscal year:

•	Optional reserve for future dividends: 341,000 (*)

•	Optional reserve: 2,718,768 (*)

•	Legal reserve 352,343 (*)

(*) Values expressed in currency of 12,31,2020

Grupo Supervielle S.A. is the parent company of the economic group and As of September 30, 2021 and December 31, 2020, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	09/30/2021	12/31/2020
Banco Supervielle S.A.	Commercial Bank	99,90%	99,90%
IUDÚ Compañia Financiera S.A.	Financial Company	99,90%	99,90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99,99%	99,99%
Supervielle Asset Management S.A.	Asset Management Company	100,00%	100,00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100,00%	100,00%
Supervielle Seguros S.A.	Insurance company	100,00%	100,00%
Micro Lending S.A.U.	Financing investments	100,00%	100,00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100,00%	100,00%
InvertirOnline,Com Argentina S.A.U.	Representations	100,00%	100,00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100,00%	100,00%
Bolsillo Digital S.A.U.	Computer Services	-	100,00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100,00%	100,00%
Easy Cambio S.A.	Services and exchange agency	100,00%	100,00%

Grupo Supervielle S.A.

Informative Review as of SEPTEMBER 30, 2021

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle S.A. is a private equity bank founded by the Supervielle family, and has a history of 133 years in the Argentine financial system and a leading competitive position in certain market segments that are strategic for the company. Banco Supervielle's philosophy focuses on agility as a key part of its work culture, putting the client at the center of all its actions through the generation of profitable value propositions and promoting digital adoption. It is the main subsidiary of Grupo Supervielle, Since May 2016, the Group's shares have been listed on Byma and on the NYSE, As of December 31, 2020, its infrastructure supports its multi-channel distribution strategy, with a strategic national presence through 277 access points, 13 bank payment, sales and collection points; 79 points of sale of Iudú Compañía Financiera located in Walmart supermarkets, 457 ATMs, 221 self-service terminals and 256 express boxes with biometric identification. On the other hand, the Bank also offers financial services through 20 Automatic Card consumer financing centers, 5 MILA branches for customer support, completing the network with points of sale through 579 related agencies. Likewise, Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through Grupo Supervielle's digital attackers platforms to clients located throughout the country. As of September 30, 2021, the Bank records 356,705,954 worth assets and shareholders’ equity attributable to parent company of 38,356,877. Net income recorded in the nine months period ended on September 30, 2021 amounted to 267,662 which mainly resulted from the financial margin and the service margin.

IUDÚ Compañia Financiera S.A,, is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of September 30, 2021, recorded negative results of 939,629. On November 2, 2020, the Extraordinary Assembly of IUDÚ Compañia Financiera S.A, resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No, 3/2021 of the B.C.R.A, no objections were made to the aforementioned change of company name, On April 19, 2021, said change was registered with the General Inspection of Justice.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The period ended on September 30, 2021, recorded negative results of 265,410. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of IUDÚ Compañia Financiera S.A, collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. As of September 30, 2021, earnings amounted to 382,074.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities, As of September 30, 2021, negative results to 1,989.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of September 30, 2021, recorded negative results of 25,286

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,472,181 and assets for 3,172,975. As of September 30, 2021, earnings amounted to 87,288.

Micro Lending S.A.U, is specializes in the financing of pledge credits, particularly used cars. As of September 30, 2021, recorded a profit results of 27,334

InvertirOnline S.A.U, is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of September 30, 2021 InvertirOnline S.A.U obtained negative results of 12,956 and InvertirOnline,Com Argentina S.A.U, it presented a profit of 2,725 as December 31,2020.

Bolsillo Digital S.A.U, is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of September 30, 2021, recorded a negative result of 42,852.

Futuros del Sur S.A. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of September 30, 2021, presented a profit of 2,096.

Grupo Supervielle S.A.

Informative Review as of SEPTEMBER 30, 2021

(in thousands of pesos)

Brief description of Related Companies

Supervielle Productores Asesores de Seguros S.A., is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of September 30, 2021, it presented a negative result of 12,880.

Easy Cambio S.A. is a society that provides home and exchange agency services. As of Septembere 30, 2021, it obtained negative result of 3,393.

Grupo Supervielle S.A.

Informative Review as of SEPTEMBER 30, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	09/30/2021	12/31/2020	12/31/2019
Total Assets	368,678,959	342,283,786	338,183,813
Total Liabilities	319,749,985	292,475,513	292,127,049
Changes in Shareholders’ Equity	48,928,974	49,808,273	46,056,764
Total Liabilities plus Changes in Shareholders’ Equity	368,678,959	342,283,786	338,183,813

Income Statement	09/30/2021	09/30/2020	09/30/2019
Net income from interest	29,155,906	38,250,582	9,843,255
Net income from commissions	9,366,066	10,024,172	10,898,537
Net income before income tax	63,269	4,387,734	(4,065,485)
Total comprehensive income attributable to owners of the parent company - Earnings	(411,734)	4,048,844	(4,509,884)

Consolidated Cash Flow Statement	09/30/2021	09/30/2020	09/30/2019
Total operating activities	(4,964,618)	16,315,107	(11,803,053)
Total investment activities	(1,930,809)	(2,267,851)	(1,798,964)
Total financing activities	(7,440,349)	(15,347,776)	(8,217,949)
Effect of changes in exchange rate	10,980,591	3,754,372	61,080,226
Net increase in cash and cash equivalents	(3,355,185)	2,453,852	39,260,260

Grupo Supervielle S.A.

Informative Review as of SEPTEMBER 30, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	09/30/2021	12/31/2020	12/31/2019
Liquidity	12.66%	22.09%	31.45%
- Cash and cash equivalents (*1)	35,406,760	54,052,534	52,193,936
- Deposits	279,767,285	244,663,820	165,960,484

Solvency	15.30%	17.03%	19.33%
- Shareholders Equity	48,928,974	49,808,273	45,137,784
- Total Liabilities	319,749,985	292,475,513	233,473,028

Immobilization of Capital	8.78%	9.73%	10.08%
-Immobilized Assets (*2)	32,385,116	33,320,148	28,082,597
-Total Assets	368,678,959	342,283,786	278,610,808

(*1) Including cash, listed corporate and government securities and mutual funds shares,

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items,

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of SEPTEMBER 30, 2021

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A,,; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•	the investment in financial entities and in the insurance company accounts for 81.5% of Grupo Supervielle S.A.’s assets, being the main assets of the Group.

•	95.18% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.

•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of IUDÚ Compañia Financiera S.A, and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2021, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: December 2, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer